UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

CNPJ/MF No. 06.057.223/0001-71

NIRE 33.300.272.909

Management Proposal and Participation Manual for the Extraordinary General Meeting to be held on July 14, 2023

Rio de Janeiro, June 14, 2023.

MANAGEMENT LETTER

Sendas Distribuidora S.A. (the “Company” or “Assai”), as part of its ongoing efforts to enhance its corporate governance practices to align them with the practices adopted by corporations with dispersed ownership and the expectations of its Shareholders, hereby presents its proposal concerning the compensation of its managers for the 2022 and 2023 fiscal years.

First and foremost, we would like to express our gratitude for the trust shown by electing the 6 new independent members of the Board of Directors. We are a dedicated and committed team, focused on the Company’s performance, transparency, accountability, and the alignment of interests of the management with those of the Company and its Shareholders.

It is worth mentioning that, in order to coordinate the Company’s and the Board of Directors’ efforts to enhance their corporate governance practices, the advisory committees were restructured (the Financial and Investments Committee, the People, Culture, and Compensation Committee, the Audit Committee, and the Corporate Governance, Sustainability and Referral Committee), all coordinated by independent members, as indicated on the Company's Investor Relations website (https://ri.assai.com.br/en/corporate-governance/committes/).

Upon their election, the new Board of Directors was immediately faced with the rejection of the proposals regarding management compensation for the years 2022 (re-ratification) and 2023, as resolved in the Ordinary and Extraordinary General Meeting of the Company held on April 27, 2023. Since the beginning of their term in May, in light of this challenge, the Board has been intensely dedicated to understanding the current configuration of management compensation, as well as the current practices, format, and level of disclosure, aiming at identifying possible improvements. This effort has been supported by the People, Culture, and Compensation Committee, exclusively coordinated and constituted by independent members, and with the assistance of specialized consultants. The urgency to resolve the pending approvals for the respective years lies in the need to provide clarity and certainty to the Company’s managers regarding their compensation and, most importantly, to the Shareholders that the Company is committed to following their guidance and respecting the resolutions of the general meetings. The proposal we hereby present is the result of this careful work.

Although the current proposal includes significant changes, it is important to note that it still does not fully reflect the compensation policy that this Board intends to establish for Assaí. Several factors have constrained the Board’s room for maneuver at this time, and the Shareholders’ understanding of these limitations is crucial. Among them, we highlight (1) the current engagement of the statutory Officers as employees, subject to the Consolidation of Labor Laws – CLT, which imposes labor cautions for this proposal, (2) the existence of contractual commitments previously entered into with these statutory Officers, as well as with former members of the Board of Directors, (3) the fiduciary duty to ensure a satisfactory and adequate level of retention and incentive for the statutory Officers, not only through compensation but also through appropriate treatment of expectations resulted from past commitments, (4) the impossibility of changing certain performance parameters for the short term incentive of 2023, as more than half of the year has gone by, and (5) caution regarding the disclosure of certain strategic and confidential objectives of the Company.

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With the intense and collaborative work of the past few weeks, which sought to address the main objections of the Shareholders and enhance the current compensation structure in general (within the constraints mentioned above), the following solutions have been identified and are the subject of this proposal: (1) prioritizing transparency in the disclosure of information, including the reorganization and re-presentation of such information from new perspectives to ensure understanding of this proposal and its practical implications, (2) negotiating with the former controlling shareholder of the Company to undertake certain payments that were the result of past group decisions in line with their customary practices, in order to relieve Assaí of the relevant burden, (3) negotiating with the statutory Officers, who have undertaken the commitment to invest certain bonuses that exceeded the 2022 compensation cap in the acquisition of Assaí shares, (4) refraining from granting new Stock Options in 2023 and, alternatively, implementing a single and transitional share-based incentive with financial settlement (Phantom Shares), with a longer vesting period (of 3 to 5 years), in order to promote a solid retention of the statutory Officers and further strengthen the sense of partnership through their exposure to market fluctuations of Assaí shares, and (5) committing to the development of a definitive compensation policy – including a new Share-Based Incentive Plan, to be submitted to the Shareholders in 2024, among other details that will be explained throughout the proposal.

Regarding the re-ratification of the aggregate management compensation amount for 2022, this proposal suggests the following:

•	Board of Directors – After negotiations, the former controlling shareholder agreed to reimburse the Company in the amount of approximately BRL 862 thousand related to benefits paid to former Board members in 2022, effectively neutralizing the economic impact for the Company.

•	Board of Officers – Our objective is to create a more significant alignment between the incentives of the statutory Officers and the long-term interests of the Shareholders. To achieve this, the Officers have agreed to (i) acquire Company shares equivalent to 80% of the net amount received in 2022 under the Expansion Incentive Program in excess of the compensation cap approved by Shareholders, resulting in a total investment of approximately BRL 8.1 million in Company shares, and (ii) undertake the obligation to not dispose of these shares (lock-up) for a period of (a) 5 years for the CEO and (b) 3 years for the other Officers. In addition, the Officers received amounts that exceeded the 2022 approved compensation cap for the Company’s Profit-Sharing Program (PSP), for which a lower result was expected. However, as this is an incentive governed by specific legislation and subject to negotiation with a joint committee of employees and Company representatives, which also includes Union representation, the overachievement of previously estimated thresholds resulted in a greater burden for the Company, and therefore, Management proposes the re-ratification of the additional amount of approximately BRL 8.7 million for this incentive, as provisioned for 2022. The remaining portions of the excess amount to be re-ratified arise from variations in (i) the fair value of granted Stock Options, in accordance with the accounting rule set forth in Technical Pronouncement No. 10 of Brazil’s Accounting Pronouncements Committee (CPC 10)[1], and (ii) the cost of Officers’ healthcare benefits, both being expenses that the Company forecasted at lower amounts at the time of the 2022 Shareholders’ approval, but unfortunately are accounting obligations that cannot be ignored. Below is a summarized explanation of the excess amounts derived from the Expansion Incentive Program and the PSP.

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▪	Expansion Incentive Program – The excess payment under the Expansion Incentive Program occurred because, at the time of the Shareholders meeting that approved the aggregate management compensation for 2022, the program’s design for that year had not yet been finalized, as the Company did not know at the time when all hypermarket stores would be available for the start of constructions. Additionally, the Expansion Incentive Program did not include all members of the Board of Officers at the time, but, as expansion has been the main pathway for the Company’s growth, in order to keep the statutory Officers engaged and to strengthen Company’s growth, the former Board of Directors decided to include all statutory Officers in the program. Furthermore, due to the Company’s record-breaking performance in 2022 regarding expansion, as detailed in the proposal, the payments made under this program significantly contributed to surpassing the initial projections for 2022. However, with the commitment to invest a substantial portion of said amount in Assaí shares, as summarized above, such amounts will become subject to market exposure for a period of no less than 3 years for Officers and 5 years for the CEO, resulting in long-term alignment of interests.

▪	Profit-Sharing Program (PSP) – The amount related to the PSP submitted for approval of the Shareholders at the Ordinary and Extraordinary General Meeting of the Company held on April 28, 2022, was determined considering the achievement of 100% of the target value, even though the PSP’s range of variation could reach up to 200% of the target value. The former Board stated in item 13.3 of the Reference Form attached to the management’s proposal for said meeting that the PSP for 2022 would range from 0% to 200% of the target value, indicating that the maximum amount that could be paid was of BRL 19,9 million, in the event that 200% of the target value was achieved. Therefore, although the maximum PSP amount was disclosed in the Reference Form, the Shareholders’ approval was limited to the target value.

[1] Which corresponds to International Financial Reporting Standard No. 2 (IFRS 2), issued on February 19, 2004 by the International Accounting Standards Board, as amended.

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Regarding the determination of the aggregate management compensation for 2023, Management proposes:

•	Short-Term Incentives – Simplify the short-term incentive policy by discontinuing all bonus policies for the Board of Directors, including a reduction in the amount of approximately BRL 3.9 million for the period from January to April, following negotiations with the former controlling shareholder. For the Board of Officers, only the Profit-Sharing Program (PSP) will be maintained, which will be revised to establish an achievement range of 80% to 120% of the target value (target defined based on multiple of salary), instead of the previous range of 0% to 200%. The performance indicators for the PSP will not be changed for 2023. Although the Board would prefer to revise and simplify the PSP indicators, it believes that making changes to the performance indicators in the middle of the year is not appropriate. Therefore, the revision and simplification of such indicators will be assessed in the second half of 2023, to be implemented for the following years; and

•	Long-Term Incentives – Regarding long-term incentives, the existing Stock Option plans will not be used in 2023 due to existing critical factors that cannot be modified by the Board of Directors, such as a limited 3-year vesting period and discounted strike prices. Instead of the Stock Options that were scheduled to be granted this year, the Board is proposing a one-time grant of Phantom Shares. This award grants the right to receive a cash payment equal to the market value of the Company’s share on each vesting date, and it will have a 5-year service vesting condition, with partial releases starting from the 3rd year (3rd year: 20%, 4th year: 20%, and 5th year: 60%). In addition to the service vesting condition, a portion of the Phantom Shares will have a second and accumulated vesting condition linked to the achievement of performance goals (ESG and Operating Cash Flow metrics), to be evaluated on each vesting date.

➢	The Board of Directors proposes the following structure for the grant: (i) 50% aimed at executive retention (time-based service condition) and (i) 50% contingent upon time-based service condition and performance indicators (double trigger). The performance indicators will consist of ESG metrics (persons with disabilities inclusion, renewable energy usage, and women in leadership) carrying a 30% weight, while the remaining 70% will be determined by the Operating Cash Flow indicator as a percentage of net revenue. Target for the performance indicators to which 50% of the grant is tied to will be set for each vesting date and with the possibility of compensating non-attainment in the 3rd or 4th year through achievement in the subsequent year or both in the 5th year. The attainment of the targets will be assessed within a 10% range of absolute variation. The selection of these indicators is grounded in the Company’s commitment to building a responsible and inclusive society, and in aligning executives with the commitment to sustainable business growth.

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It is important to emphasize that the Board of Directors, upon understanding the existing elements of managements’ compensation, concluded that it is of utmost importance to establish a significant retention component for the long term, as most of the incentives granted thus far have focused mainly on the short term. The proposal of granting Phantom Shares was designed in this context.

It should be mentioned that the current Board of Directors intends to potentially migrate such Phantom Shares to a new equity-based incentive plan that will be submitted for Shareholder approval in 2024, thus allowing settlement in shares, which will increase the alignment of interests between management and Shareholders and converge with the Board of Directors’ intention to adopt a stock ownership guideline in the future under which managers would be expected to maintain a certain level of stock ownership in the Company during their time of service.

With the aforementioned objective of transparency, throughout the proposal, Management sought to demonstrate the reasons that supported each component of the managements’ compensation and the new practices adopted, indicating, where applicable, goals, economic calculations, determination of payment based on the Company’s performance, among other data.

Finally, we would like to emphasize that this management proposal for the Extraordinary General Meeting to be held on July 14, 2023 represents the conclusion of the first phase of the project to review the management compensation, focusing on resolving issues that require immediate approval. In order to completely reformulate management’s current compensation structure, a more extensive and detailed study will be conducted throughout 2023, to be presented in time for the ordinary general meeting of 2024, which will follow the principles of attraction and retention, value generation for the business, and transparency.

Sincerely,

Oscar Bernardes

Chairman of the Board of Directors

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Index

1.	INTRODUCTION	8

2.	SHAREHOLDER PARTICIPATION	9

3.	MANAGEMENT PROPOSAL	15

EXHIBIT	138

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1.           INTRODUCTION

Dear Shareholders,

The management of Sendas Distribuidora S.A. (“Management” and “Company”, respectively) hereby presents the following information regarding the matters to be deliberated, as proposed by Management, at the Extraordinary General Meeting of the Company (“EGM”) to be held:

•	on July 14, 2023 at 11 a.m. (BRT),
•	exclusively online, in accordance with Article 5, paragraph 2, item I, and Article 28, paragraphs 2 and 3 of CVM Resolution No. 81, dated March 29, 2022, as amended (“CVM Resolution 81”), through the digital platform Ten Meetings (“Digital Platform”) at the following link: https://www.tenmeetings.com.br/assembleia/portal/?id=D159E0C8612D.

Management has prepared this Management Proposal and Participation Manual (“Proposal”), in compliance with corporate governance and transparency best practices, aiming to guide and clarify the matters to be deliberated, as well as the procedures related to the Company’s shareholders (“Shareholders”) participation in the EGM, placing its Investor Relations Department at the entire disposal of the Shareholders to address any additional questions.

The following matters will be deliberated at the EGM, as included in the agenda:

I.        Re-ratification of the aggregate compensation of the Company’s managers for the fiscal year ended on December 31, 2022, and

II.      Establishment of the aggregate compensation of the Company’s managers for the fiscal year ending on December 31, 2023.

Management clarifies that the Shareholders are being called upon to resolve on the new proposals regarding the matters above, which have been reformulated from the proposals originally presented as item 3 of the extraordinary general meeting and item 4 of the ordinary general meeting included in the agenda of the Ordinary and Extraordinary General Meeting held on April 27, 2023 (“2023 OEGM”).

Therefore, considering the context outlined in the “Management Letter” above, Management presents the following Proposal for each of the matters included in the agenda to be resolved by the Shareholders at the EGM, as detailed in item 3 Proposal.

Rio de Janeiro, June 14, 2023.

Management

Sendas Distribuidora S.A.

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2.           SHAREHOLDER PARTICIPATION

According to the guidelines below, the Company will admit the participation of the Shareholders through:

•	voting via electronic system during the EGM, or
•	sending a remote voting form, which is available on the Company’s Investor Relations website (https://ri.assai.com.br) and on the websites of CVM (www.gov.br/cvm) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br) and may be forwarded through their respective custodial agents (if they provide this type of service), Itaú Corretora de Valores S.A., who is the bookkeeping agent of the Company (“Bookkeeping Agent”) or directly to the Company by email (“Remote Voting Form”), as indicated below.

The Shareholder who participates in the EGM through the Digital Platform or by sending a Remote Voting Form will be considered present and as having signed the minutes of the EGM and the Shareholders’ attendance book.

The Company informs that it will waive the need to deliver the physical copy of the Remote Voting Form and other necessary documents to enable Shareholders to participate and/or vote at the EGM.

To expedite the work of the EGM, the Company requests that the Shareholders who will participate in the EGM through the Digital Platform (and who have not sent the Remote Voting Form) to also make the prior registration of their vote intentions in the Digital Platform. To this end, in addition to following the guidelines and sending the documents described below for participation through the Digital Platform, the Shareholder must register his/her vote intention on the Digital Platform. We emphasize that the registration of the vote intention does not exempt the Shareholder from virtually participating in the EGM for his/her votes to be duly considered.

1.1.   Participation through the Digital Platform

The EGM will be held exclusively online.

Shareholders who wish to participate in the EGM through the Digital Platform must access the electronic address https://www.tenmeetings.com.br/assembleia/portal/?id=D159E0C8612D, complete their registration and attach all the necessary documents for their eligibility to participate and/or vote in the EGM.

Registration must be made up to 2 (two) days in advance of the date set for the EGM, that is, until July 12, 2023, as indicated below.

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Pursuant to Article 6, paragraph 3, of CVM Resolution 81, access to the Digital Platform will not be granted to Shareholders who do not submit all the necessary documents within the deadlines set forth herein.

After the analysis of the documents by the Company, the Shareholder will receive an email at the registered address confirming the approval or justified rejection of the registration made. If necessary, instructions on how to rectify the registration on the Digital Platform will also be provided. Once the registration is approved, the functionality to include voting instructions will be enabled, which can be done up to 2 (two) hours before the EGM.

Instructions on accessing the Digital Platform will be sent in due course to each Shareholder or proxy along with the individual registration confirmation for accessing the Digital Platform.

In the case of a proxy/representative, they must register with their own details at the same email address indicated above. A proxy representing more than one Shareholder can only vote in the EGM for Shareholders whose authorization has been confirmed by the Company.

Once registered, the Shareholder or proxy will have access to the virtual environment called the “Representative Panel”, which is also accessed through the aforementioned email address using a previously registered login and password. In this environment, they can monitor the approval status of each represented Shareholder and update their documentation.

The following documents must be submitted by the Shareholders and/or their proxies/representatives through the Digital Platform at the address indicated above:

(a)	updated statement containing the respective shareholding issued by the custodian entity no more than 3 (three) days prior to the EGM,

(b)	for individuals, identification document with a photo of the Shareholder,

(c)	for legal entities, (i) consolidated articles of incorporation or bylaws and any other corporate documents proving the legal representation of the Shareholder, and (ii) identification document with a photo of the legal representative,

(d)	for investment funds, (i) consolidated regulations of the investment fund, (ii) articles of incorporation or bylaws of its administrator or manager, as applicable, in accordance with the fund’s voting policy, and corporate documents proving the representation powers, and (iii) identification document with a photo of the legal representative, and

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(e)	in the event any Shareholder is represented by a proxy, in addition to the respective documents mentioned above, the Shareholder should also submit (i) a power of attorney with specific powers for representation at the EGM, and (ii) identification documents with a photo of the proxy, as well as, in the case of a legal entity or fund, copies of the identification document and minutes of election of the legal representative(s) who signed the power of attorney, proving the representation powers.

For this EGM, the Company will accept powers of attorney granted by Shareholders through electronic means, preferably signed using ICP-Brasil certification.

The Company will not require certified copies or notarization, legalization/apostille, or registration with the Registry of Deeds (Registro de Títulos e Documentos) of documents issued and signed in Brazilian territory or for those signed outside the country.

Furthermore, the Company will not require sworn translation of documents that were originally drafted in Portuguese, French, English, or Spanish, or those accompanied by their respective translation in these same languages. Sworn translations will be required in all other cases.

The following identification documents will be accepted, provided they have a photo and are valid: RG (identity card), RNE (foreigner's identification card), CNH (driver’s license), passport, or officially recognized professional association cards.

The Company emphasizes that the login and access password, along with other information and instructions for accessing the Digital Platform, are unique and non-transferable. Shareholders (or their respective proxies, as applicable) are fully responsible for the possession and confidentiality of the information and instructions transmitted by the Company in accordance with this Manual.

In anticipation of the access information that will be sent by email to the duly registered Shareholder, as described above, the Company requests that access to the Digital Platform be done exclusively via computer, through video conference (a modality in which the Shareholder can attend the EGM and express themselves by voice and video), in order to ensure the authenticity of communications unless the Shareholder is asked, for any reason, to disable the video functionality of the Digital Platform. Furthermore, to ensure the smooth running of the EGM, the Company requests that Shareholders respect any maximum time that may be established by the Company for the Shareholder’s expression after their request for expression and the opening of audio by the Company.

To access the Digital Platform, the following is required: (i) a computer with a camera and enabled audio, and (ii) an internet connection of at least 1mb (minimum bandwidth of 700kbps). The video conference access should preferably be done through the Google Chrome browser, noting that the Safari browser of the iOS system is not compatible with the Digital Platform. Additionally, it is also recommended that, before accessing the Digital Platform, the Shareholder disconnect from any virtual private network (VPN) or platforms that may use their camera.

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If the Shareholder (or their respective proxy, as applicable) has not received the aforementioned instructions, they should contact the Company via email at adm.societario@assai.com.br, copying ri@assai.com.br, up to 2 (two) hours before the start time of the EGM, i.e., until 9 am (BRT) on July 14, 2023, so that the instructions can be resent.

In the event of the need for additional documentation or further clarifications regarding the documents submitted for registration purposes, the Company will contact the Shareholder (or their respective proxy, as applicable) to request such additional documentation or clarifications in a timely manner that allows for the sending of information and instructions for accessing the Digital Platform within the aforementioned deadline.

Accredited Shareholders undertake to: (i) use the individual invitations solely for remote monitoring of the AGE; (ii) not transfer or disclose, in whole or in part, the individual invitations to any third party, whether a Shareholder or not, as the invitation is non-transferable; and (iii) not record or reproduce, in whole or in part, nor transfer to any third party, whether a Shareholder or not, the content or any information transmitted virtually during the holding of the EGM.

Access to the electronic system of the AGE will be restricted to Shareholders who register until July 12, 2023 and join the Digital Platform until the start of the EGM. On the date of the EGM, the access link to the Digital Platform will be available 30 thirty (30) minutes before the start time of the EGM, and the Shareholder's presence will only be registered via the electronic system by accessing the link, according to the instructions indicated here.

The Company recommends that Shareholders perform tests and familiarize themselves with the Digital Platform in advance and access it at least thirty (30) minutes before the start of the EGM to avoid any operational issues with its use on the day of the EGM.

The Company will not be responsible for Shareholders’ connection problems or those of their representatives, or any other situation beyond its control. Shareholders who do not receive the link for participation or have any other questions should contact the Investor Relations Department and/or the Corporate Legal Department at the following email addresses: ri@assai.com.br and adm.societario@assai.com.br.

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For more information regarding the registration of the proxy and the Shareholders they represent, please refer to the “Platform Manual – Participant” provided by the Digital Platform at the following link https://www.tenmeetings.com.br/assembleia/portal/?id=D159E0C8612D.

1.2.   Participation through a Remote Voting Form

Alternatively to participating in the EGM via the Digital Platform, Shareholders who wish to exercise their voting rights through the Remote Voting Form, in accordance with CVM Resolution 81, must: (a) complete the Remote Voting Form, following the instructions provided therein; and (b) submit it (i) directly to the Company; (ii) to the Bookkeeping Agent; or (iii) to their respective custody agent (if they provide such service), observing the following instructions:

I.      To submit the Remote Voting Form directly to the Company, the Shareholder must send the Remote Voting Form (completed, initialed, and signed, without the need for notarization, following the instructions provided therein) accompanied by copies of the documents listed in item 2.1 above, preferably by email, with acknowledgement of receipt, to the Corporate Legal Department (adm.societario@assai.com.br), or by mail, to the Company’s office at Avenida Aricanduva, 5.555 – Âncora “E”, Central Administrativa Assaí (Shopping Interlar – Aricanduva), Vila Aricanduva, São Paulo, SP, ZIP Code 03527-000. The Company will accept the Remote Voting Form signed electronically, preferably using ICP-Brasil certification, or

II.   To submit the Remote Voting Form to the Custody Agent or the Bookkeeping Agent of the Company, Shareholders who hold shares issued by the Company deposited with a central depository may transmit voting instructions for completion of the Remote Voting Form through their respective custody agents, if they provide such service. Shareholders who do not have their shares deposited with a central depository may transmit voting instructions to the Bookkeeping Agent of the Company, Itaú Corretora de Valores S.A., through the channels made available by them. The submission of the Remote Voting Form will be subject to the rules, instructions, and deadlines established by each custody agent or the Bookkeeping Agent, as the case may be. For this purpose, the Shareholder must contact them and verify the procedures, documents, and information established by them for issuing voting instructions through the Remote Voting Form.

The Company has made the Remote Voting From for the EGM available on the Company’s websites (https://ri.assai.com.br), CVM (www.gov.br/cvm), and B3 (www.b3.com.br).

In all cases, for the Remote Voting Form to be accepted, the Shareholder must submit it by one of the methods indicated above so that it is received by July 7, 2023 (that is, up to 7 (seven) days before the date of the EGM).

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Remote Voting Forms received after July 7, 2023 will not be considered.

The Company clarifies that, pursuant to Article 28, paragraphs 2 and 3, of CVM Resolution 81, if the Shareholder or their duly appointed proxy participates in the EGM through the Digital Platform, they may: (i) simply participate in the EGM, whether or not they have submitted the Remote Voting Form; or (ii) participate and vote in the EGM, noting that for the Shareholder who has already submitted the Remote Voting Form and wishes to vote in the EGM, all voting instructions received through the Remote Voting From will be disregarded.

Remote Voting Forms originally submitted in April for the 2023 OEGM will not be reused for the EGM, and it is necessary to complete and send a new Remote Voting Form specifically for the EGM.

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3.           MANAGEMENT PROPOSAL

The Company’s Management submits the proposals described below for the EGM.

I.           RE-RATIFICATION OF THE AGGREGATE COMPENSATION OF THE COMPANY’S MANAGEMENT FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2022

Management proposes the re-ratification of the aggregate management compensation limit for the fiscal year ended on December 31, 2022, approved at the Ordinary and Extraordinary General Meeting of the Company held on April 28, 2022 (“2022 OEGM”), as described below.

2022 COMPENSATION CAP
In BRL	Approved for 2022	Rejected Proposal	New Proposal
Board of Directors	35,107,852	35,839,316	35,839,316
Board of Officers	36,714,779	59,114,792	59,114,792
Fiscal Council	518,400	584,180	584,180
Total	72,341,031	95,538,288	95,538,288
			table 1

Further information on the terms and conditions of the short-term and long-term incentives addressed in this Proposal is provided in Item 8 of the Reference Form, in accordance with Item 8 of Exhibit C of CVM Resolution No. 80, dated March 29, 2022, as amended (“CVM Resolution 80”), presented in Exhibit 1 of this Proposal.

I.1.       Approved amount for 2022

The approved annual aggregate management compensation limit for the fiscal year ended on December 31, 2022, at the 2022 OEGM, was BRL 72,341,031.00. In the management proposal for the 2022 OEGM, as well as in the minutes of the 2022 OEGM, there was an inversion of the approved management compensation values between the Board of Directors and the Board of Officers, although the correct allocation was stated in item 13.2 of the Reference Form attached to the management proposal for the 2022 OEGM in item 8.2 of the Reference Form for the 2023 OEGM held in April of this year. Therefore, the correct allocation of the amounts approved at the 2022 OEGM is the following:

(i)	Board of Officers: up to BRL 36,714,779.00,

(ii)	Board of Directors: up to BRL 35,107,852.00, and

(iii)	Fiscal Council: up to BRL 518,400.00.

As explained throughout this Item I of the Proposal, the total amount of compensation effectively incurred by the Company in the 2022 fiscal year was BRL 95,538,288.00 (including the Fiscal Council). If compared to the global cap approved at the 2022 OEGM of BRL 72,341,031.00 (including the Fiscal Council), there was a total increase of BRL 23,197,256.00, distributed as follows: (i) Board of Directors: increase of BRL 731,463.00; (ii) Board of Officers: increase of BRL 22,400,013.00; and (iii) Fiscal Council: increase of BRL 65,780.00.

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According to guidance provided by the CVM, we are disregarding social security contribution taxes to determine the management compensation amount incurred in 2022 of BRL 95,538,288.00. For informational purposes, social security contribution taxes for 2022 amounted to BRL 3,300,433.00.

I.2.       Exceeded amount in 2022 – Board of Directors

The total amount incurred by the Company in 2022 with the compensation of the Board of Directors was BRL 35,839.316.00, exceeding the amount of BRL 35,107,852.00 approved in the 2022 OEGM. The excess amount of BRL 731,463.00 resulted primarily from benefits paid to a former Board member, totaling BRL 862,284.00, which the former controlling shareholder of the Company, Casino Guichard Perrachon Group, has agreed (by means of a written commitment) to reimburse the Company for.

Therefore, although this expense will remain accounted for in the financial statements for the 2022 fiscal year, the economic impact on the Company will be neutralized in the 2023 financial statements.

The table below summarizes the comparison between the approved amount in the 2022 OEGM and the amount actually realized in 2022:

BOARD OF DIRECTORS
In BRL (1)	Approved for 2022 (a)	To re-ratify (b)	Difference (b) – (a)
Pro labore	14,393,471	13,258,236	- 1,135,236
Benefits	1,492,943	2,355,227	862,284 (2)
Bonus	13,817,500	14,421,250	603,750
LTIP (Stock Options)	5,403,938	5,804,604	400,666
Total	35,107,852	35,839,316	731,463
Subtotal, without the reimbursed benefit	35,107,852	34,977,032	- 130,818
			table 2
(1) Numbers rounded up and disregarding cents. (2) As explained above, this amount will be reimbursed by Casino.

I.3.       Exceeded amount in 2022 – Board of Officers

The total amount incurred by the Company in 2022 with the compensation of the Board of Officers was BRL 59,114,792.00, which amounts to an excess of BRL 22,400.013.00 in relation to the amount of BRL 36,714,779.00 approved in the 2022 OEGM.

The excess amount in 2022 to the Board of Officers occurred due to the following reasons:

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(i)	payment under the Expansion Incentive Program, in the additional amount of BRL 13,937,591.00,
(ii)	payment under the Company’s Results Sharing Program (PSP), in the additional amount of BRL 8,699,365.00,
(iii)	variation in the fair value of options granted to the Board of Officers in 2022, resulting in an increase in the fair value of the options accounted for of BRL 295,873.00, since the estimated amount of the fair value of the options for the management proposal of the 2022 OEGM considered a price per share of approximately BRL 12.00, but at the grant date of said options, the price per share was approximately BRL 16.00, and
(iv)	variation in the cost of Officer’s healthcare benefits resulting in an increase of BRL 22,481.00.

To promote an overview of such excess amount, below is a table for each component of the members of the Board of Officers’ compensation:

BOARD OF OFFICERS
In BRL (1)	Approved for 2022 (a)	To re-ratify (b)	Difference (b) – (a)
Salary	8,145,333	7,590,036	- 555,297
Benefits	503,580	526,061	22,481
PSP	9,937,911	18,637,276	8,699,365
Other STIs	9,563,025	23,500,616	13,937,591
LTI Cash	1,744,140	1,744,140	-
LTI (Stock Options)	6,820,790	7,116,663	295,873
Total	36,714,779	59,114,792	22,400,013
			Table 3
(1) Numbers rounded up and disregarding cents.

Before offering a detailed explanation of the compensation components that led to the payment in excess of that authorized in the 2022 OEGM, it should be noted that some tables presented at the 2023 Annual Shareholders’ Meeting (example, page 118 of the management proposal for that meeting) treated the variable compensation components described below (except for the PSP) as fixed salary, when they should have been classified as short-term variable compensation. All amounts have been correctly reclassified in this Proposal.

Below is a more detailed description of the two main items mentioned above:

•        Expansion Incentive Program

The Expansion Incentive Program (part of the “Bonus” row in the table above) has been a central compensation element in the Company for over a decade and has benefited a significant portion of its employees.

The program’s goals were directly linked to business growth, with the opening of stores as its main metric, which is a determining factor in the Company’s industry and represents a solid performance indicator.

17

As expansion has been the main driver of the Company’s growth in the last 10 years, the statutory Officers were included in the Expansion Incentive Program by a decision of the former Board of Directors in order to keep them engaged.

However, at the time of the approval of the aggregate management compensation at the 2022 OEGM, the Expansion Incentive Program for 2022 had not yet been fully structured, as the Company did not know at the time when all hypermarket stores would be available for the Company to start the constructions, and therefore, whether there would be the participation of the statutory Officers in such program.

Therefore, the 2022 compensation proposal aims at recognizing the statutory Officers who led the challenge of opening 60 new stores in 36 different cities, in the largest transformation, renovation, and store inauguration project in the history of the Brazilian food retail sector. The expansion in 2022 alone resulted in a 36% increase in Assaí’s sales area, adding 343,000 m².

The reason for this incentive is the extraordinary effort made to achieve unprecedented results, both compared to previous years and to the Cash & Carry sector in Brazil.

The opening of 60 stores in 2022 represented a record number of openings in a single year, more than twice the 28 stores opened in 2021, which had been the Company's record until then, and about three times the average of 21 stores opened between 2017 and 2021.

The Cash & Carry sector, in turn, opened 376 stores in 2022. Excluding the Company, the 5 largest players opened an averaged 23 stores in 2022.

The following indicators were considered in this Program:

•	Number of store openings during the year,
•	Budget for construction and equipment,
•	Timeliness and quality of construction,
•	Hiring, training, and personnel development,
•	Control of pre-operational expenses,
•	Additional inauguration funds,
•	Commercial margin,
•	Working capital,
•	Sales volume, and
•	Number of customers.

Furthermore, all the effort put into expansion and growth, surpassing the initially established targets for 2022 – an already ambitious initial guidance of 52 openings – resulted in an increase in the Company’s revenue of BRL 14 billion. This was achieved alongside an EBITDA margin higher than estimates and a stable expense level, despite the evolution of the model and the volume of new stores.

18

With the achievement of the targets established for the 2022 Expansion Incentive Program, the Company paid an additional amount of BRL 13,937,591.00 to the statutory Officers compared to the amount originally approved at the 2022 OEGM.

During the 2023 OEGM held in April, the Shareholders indicated that not only did the amount exceed the approved amount at the 2022 OEGM, but also that the short-term nature of the incentive was not adequately aligned with the long-term interests of the Shareholders.

In response to the valuable observations and suggestions made by the Shareholders during and after the 2023 OEGM, this Board of Directors proposed, and the statutory Officers agreed to, adding a risk element to the excess amount received under the Expansion Incentive Program, by linking it to the Company’s shares. To this end, the Board proposed, and the Officers agreed to a Stock Investment Commitment of investing 80% of the net (after taxes) portion of such excess amount, which corresponds to BRL 8,083,803.00. The acquisition of Company shares shall occur within 10 days from the disclosure of the quarterly financial statements (ITR) of the Company for the quarter ending on June 30, 2023 (or, if there is a restricted period in effect during this window, within 10 days from the end of said restricted period), if this Management Proposal is approved by the Shareholders.

The statutory Officers also committed to not dispose of all of such acquired shares and not trading them (lock-up) for a period of (i) 5 years for the CEO and (ii) 3 years for the other Officers, or until they cease to hold their respective positions as Officers, whichever comes first. The purpose of this initiative is not to retain the professionals, which is addressed by other components of the proposed compensation package for 2023, but rather to initiate a culture of stock ownership (further detailed below).

The proposal for this Share Investment Commitment, as accepted by the statutory Officers, had the following main premises: (i) honoring the commitments made by the Company to the statutory Officers under the 2022 Expansion Incentive Program, (ii) maintaining a high level of engagement among the statutory Officers, and (iii) meeting the Shareholders’ desire to defer the economic effects of a portion of the short-term compensation for the Board of Officers by means of the acquisition of Company shares, thereby exposing this portion of the short-term compensation to long-term share price fluctuations and, therefore, reinforcing the alignment of interests between the statutory Officers and the Company’s Shareholders.

As mentioned above, the current Proposal aligns with this Board of Directors’ intention of establishing a stock ownership guideline for the Company, a common practice in mature corporations, by which managers are expected to maintain a certain level of stock ownership during their tenure. This promotes a natural alignment between the interests of the Shareholders and of the managers. Thus, the “Share Investment Commitment” is the first step towards implementing this stock ownership guideline for the Company.

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As mentioned in the beginning of this Proposal, throughout the remainder of 2023, this Board of Directors will dedicate itself to conducting a thorough study for a complete restructuring of the management’s compensation, including alternatives for implementing the stock ownership guideline, for subsequent presentation for the Shareholders resolution in 2024.

In this context, without prejudice to additional details regarding the composition of the management’s compensation for the years 2022 and 2023 that will be presented in item II.5 of this Proposal, by incorporating this first step of the “share investment commitment”, the total compensation of the Board of Officers would be as follows, from an accounting viewpoint:

Chart A

•	Profit-Sharing Program (PSP)

It is important to emphasize that the PSP is a short-term incentive program extended to all employees of the Company, including the statutory Officers, as they are also employees under the terms of the Brazilian labor laws (Consolidation of Labor Laws – CLT).

The PSP is regulated by Law No. 10,101, dated December 19, 2000, as amended. Its approval is annual and carried out through a Parity Negotiating Committee composed of an equal number of representatives elected by the employees and representatives appointed by the Company, as well as the participation of a representative from the employees’ Union. Once the negotiation is concluded, the PSP agreement is signed by the representatives of the employees and the Company, and filed with the Union, as required by law, becoming binding on the Company and its employees.

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The approved PSP for the year 2022 provided for the definition of performance targets for the statutory Officers using a scorecard methodology, with the establishment of weights, metrics, and calculation criteria in a clear and objective manner. The targets were set for corporate goals, area-specific goals, and individual contributions, according to the department and position of the statutory Officers and are based on financial and non-financial indicators of the Company and/or the relevant department.

Each target aimed for a 100% achievement, but could range from 0% to 200% achievement, with the final result calculated by summing up the results of each performance indicator, multiplied by their respective weights in relation to the total.

In the management proposal for the 2022 OEGM, the Company considered in the BRL 36,714,779.00 aggregate compensation of the Board of Officers an amount of BRL 9,937,911.00 as PSP to be incurred in 2022, representing 100% achievement of the target value.

However, the Company disclosed in item 13.3 of the Reference Form attached to the management proposal for the 2022 OEGM that the maximum PSP amount that the Company could incur in 2022 was of BRL 19,875,823.00, in case of a 200% achievement of the target value, according to the conditions set forth in the PSP agreement. The current Board of Directors understands that the Shareholder’s approval should have been sought for the maximum amount of the PSP. The proposal for the 2023 aggregate management compensation, presented below, will reflect this view.

Upon the calculation of the results for the year 2022, in accordance with the negotiated PSP agreement, the statutory Officers exceeded the target value. As a result, the Company was required to account for a total PSP for the Board of Officers in 2022 of BRL 18,637,276.00, representing an excess of BRL 8,699,365.00 compared to the original amount approved in 2022 of BRL 9,937,911.00.

Nevertheless, due to the fact that it is a binding obligation of the Company, in accordance with the rules set forth in the PSP agreement and arising from the achievement of financial and non-financial results outlined in the scorecard, it is proposed that the total PSP amount provisioned in 2022, in the amount of BRL 18,637,276.00, be ratified by the Shareholders.

I.4.       Comparative Table: Approved amount x Actual amount incurred

In order to provide a detailed demonstration of the amounts exceeded in relation to the approved aggregate management compensation for 2022, a comparative table is presented below between the approved amounts in the 2022 OEGM and the excess amounts, as set forth in the Reference Form attached hereto, resubmitted for approval herein:

21

	Approved for 2022				Re-ratification for 2022
in BRL (1)	Directors	Officers	Fiscal	Total	Directors	Officers	Fiscal	Total
Salary or pro-labore (2)	14,393,471	8,145,333	518,400	23,057,204	13,258,236	7,590,036	584,180	21,432,452
Direct and indirect benefits	1,492,943	503,580	-	1,996,523	2,355,227	526,061	-	2,881,288
Fixed Compensation Subtotal	15,886,414	8,648,913	518,400	25,053,727	15,613,463	8,116,097	584,180	24,313,740
PSP	-	9,937,911	-	9,937,911	-	18,637,276	-	18,637,276
Bonus (2)	13,817,500	9,563,025	-	23,380,525	14,421,250	23,500,616	-	37,921,866
STI Subtotal	13,817,500	19,500,936	-	33,318,436	14,421,250	42,137,892	-	56,559,142
LTI Cash	-	1,744,140	-	1,744,140	-	1,744,140	-	1,744,140
LTI Shares Accounting recognition - current year (3)	359,890	2,367,626	-	2,727,516	760,556	2,663,499	-	3,424,055
LTI Shares Accounting recognition - previous years (3)	5,044,047	4,453,164	-	9,497,211	5,044,047	4,453,164	-	9,497,211
LTI Subtotal (4)	5,403,937	8,564,930	-	13,968,867	5,804,603	8,860,803	-	14,665,406

Total (no taxes)	35,107,852	36,714,779	518,400	72,341,031	35,839,316	59,114,792	584,180	95,538,288

Taxes	2,878,695	1,629,067	103,680	4,611,442	1,936,468	1,363,965	156,561	3,456,994
Total (with taxes)	37,986,546	38,343,846	622,080	76,952,472	37,775,784	60,478,757	740,741	98,995,282

	Absolute Variation				Percentage Variation
in BRL (1)	Directors	Officers	Fiscal	Total	Directors	Officers	Fiscal	Total
Salary or pro-labore (2)	-1,135,235	-555,297	65,780	-1,624,752	-7.9%	-6.8%	12.7%	-7.0%
Direct and indirect benefits	862,284	22,481	-	884,765	57.8%	4.5%	-	44.3%
Fixed Compensation Subtotal	-272,951	-532,816	65,780	-739,987	-1.7%	-6.2%	12.7%	-3.0%
PSP	-	8,699,365	-	8,699,365	-	87.5%	-	87.5%
Bonus (2)	603,750	13,937,591	-	14,541,341	4.4%	145.7%	-	62.2%
STI Subtotal	603,750	22,636,956	-	23,240,706	4.4%	116.1%	-	69.8%
LTI Cash	-	-	-	0	-	-	-	0.0%
LTI Shares Accounting recognition - current year (3)	400,666	295,873	-	696,539	111.3%	12.5%	-	25.5%
LTI Shares Accounting recognition - previous years (3)	-	-	-	0	0.0%	0.0%	-	0.0%
LTI Subtotal (4)	400,666	295,873	-	696,539	7.4%	3.5%	-	5.0%

Total (no taxes)	731,463	22,400,013	65,780	23,197,258	2.1%	61.0%	12.7%	32.1%

Taxes	-942,227	-265,102	52,881	-1,154,448	-32.7%	-16.3%	51.0%	-25.0%
Total (with taxes)	-210,762	22,134,911	118,661	22,042,810	-0.6%	57.7%	19.1%	28.6%

Table 4

Notes for both tables:

(1) Numbers disregarding cents.

(2) Please note that, by mistake, part of the amount referring to STIs had been included in the salary line in the re-ratification proposal presented at the 2023 OEGM, and the information in the table above was corrected to properly appear in the Short-Term Incentives (STI) row.

(3) The total amount to be ratified in 2022 of the accounting recognition of the Officers' share-based compensation refers to BRL 1,522,404.00 of the 2019 grants, BRL 2,395,447.00 of the 2020 grants, BRL 535,311.00 of the 2021 grants and BRL 2,663,498.00 of the 2022 grants.

(4) Corresponds to the maximum accounting forecast due to the accounting deferral determined by the applicable legislation (CPC 10).

I.5.       Conclusion

Considering the explanations above, Management proposes that the Shareholders approve the re-ratification of the aggregate management compensation for the fiscal year ended December 31, 2022, which amounts to BRL 95,538,288.00, without considering social contribution taxes, distributed as follows:

(i)	Board of Officers: BRL 59,114,792.00,

(ii)	Board of Directors: BRL 35,839,316.00, and

(iii)	Fiscal Council: BRL 584,180.00.

The information provided in accordance with item 8 of the Reference Form, as per item 8 of Exhibit C of CVM Resolution 80, is included in Exhibit 1 of this Proposal and already considers the amounts exceeding the annual compensation cap approved in the OEGM of 2022 and subject to this rectification and ratification.

22

II.         ESTABLISHMENT OF THE AGGREGATE COMPENSATION OF THE COMPANY’S MANAGERS FOR THE FISCAL YEAR ENDING ON DECEMBER 31, 2023

Management proposes to establish the aggregate management compensation limit for the fiscal year ending on December 31, 2023, in the total amount of BRL 70,595,557.00, distributed as follows:

(i)          Board of Officers – up to BRL 49,419,202.00

(ii)	Board of Directors – up to BRL 20,613,027.00

(iii)	Fiscal Council – up to BRL 563,328.00

It is important to note that the above values reflect the accounting standards adopted by the Company (IFRS). Therefore, elements such as the amortization of past grants, which are not under the discretion of the current Board or the Shareholders, are included in the proposed total values, as will be demonstrated in this section. Furthermore, the above proposal does not include social contribution taxes to be incurred by the Company with the proposed aggregate compensation, as per CVM guidelines. However, considering that the 2022 aggregate management compensation cap approved in 2022, as per item I of this Proposal, as well as the previous proposal for management compensation cap for 2023, not approved at the 2023 OEGM, included social contribution taxes, we will present scenarios with and without social contribution taxes for comparative purposes between said proposals.

As mentioned throughout this Proposal, since its investiture on May 08, 2023, the current Board of Directors has dedicated itself to understanding the current management compensation structure of the Company, taking into consideration the perception of the Shareholders who voted against the approval of the proposal presented in the general meeting held in April of this year. This Proposal is the result of the first phase of this review process, which will still require an in-depth study throughout the second half 2023, so that in 2024 the Board of Directors can provide the Shareholders with a proposal for the new compensation structure aligned with the best market governance standards and the Shareholders’ interests in 2024.

Notwithstanding the above, the Board of Directors believes that this Proposal already addresses, albeit temporarily, some of the main improvement points requested by the Shareholders, namely: (i) simplification of the compensation structure, (ii) greater transparency regarding the compensation items, and (iii) a greater focus on the long term, with alignment of interests between managers and Shareholders through a share-based payment structure and the existence of a link between long-term incentives and the Company’s performance indicators (ESG and Operating Cash Flow metrics further detailed below).

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II.1.     Summary of proposed changes in relation to the 2023 OEGM

As detailed throughout this item II of the Proposal, the Board of Directors proposes, specifically for the global compensation limit for the year 2023, the following summarized changes to the previous compensation structure rejected at the 2023 OEGM:

2023 COMPENSATION CAP
In BRL(1)	Rejected Proposal	New Proposal
Board of Directors	23,741,290	20,613,027
Board of Officers	72,919,698	49,419,202
Fiscal Council	563,328	563,328
Total	97,224,316	70,595,557
(1) Numbers rounded up and disregarding cents.
		table 5

Regarding the Board of Directors:

(i)	Discontinuation of the short-term bonus policy,

(ii)	No payment of any short-term bonuses to former members of the Board of Directors whose mandates ended in the 2023 OEGM, and

(iii)	No grant of long-term incentives in the year 2023.

Regarding the Board of Officers:

(i)          Preliminary revision of the Short-Term Incentive (STI) structure, including –

a.	Simplification of the short-term incentive structure, which will now only include the Profit-Sharing Program (PSP),

b.	Revision of the PSP, which will have a maximum value of 120% of the target value (previously up to 200% of the target value),

c.	No modification to the existing indicators for the PSP. Although the Board of Directors acknowledges that the PSP rules can and should be improved, it concluded that making a change to this instrument that affects the entire senior leadership of the Company in the middle of the year would be counterproductive and not aligned with best practices. Nonetheless, the review of the PSP’s indicators will be a critical aspect of the work planned for the second half of 2023 and will be included in next year’s proposal, taking into account contributions from Shareholders,

d.	Discontinuation of the Expansion Incentive Program, and

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(ii)         Preliminary revision of the Long-Term Incentive (LTI) structure, including –

a.	Compliance with programs contracted in previous years, which provide for payments contingent to the Officers’ continuing services to the Company for a period of 3 years, with payments made in 2022 and payments scheduled for 2023 and 2024. No new grants will be made under these programs in 2023. It should be noted that in the proposal for the 2023 OEGM submitted in April, the payment amounts for these programs were incorrectly classified as a short-term incentives, but the current Board of Directors considers these programs as long-term incentives, and therefore, the payment amounts are reflected in the tables and graphs of this Proposal as a long-term incentives,

b.	Ceasing to make new grants under the current LTI plans (Stock Option plans) to statutory managers, considering the assessment that such plans did not meet Board’s or the Shareholders’ expectations for the Company’s new corporation status, in addition to having critical provisions established in the plans approved by the Shareholders in December 2020, before the listing of the Company’s shares that took place in March 2021, which cannot be modified by the Board of Directors, such as a fixed 36-month vesting period and discounted strike prices relative to the fair market value of the shares,

c.	Given the above item (b) and aiming at awarding a long-term share-based incentive to the statutory Officers in 2023, featuring a 5-year vesting cycle, while the design of the permanent ILP that is intended to be presented to Shareholders in 2024 is under analysis, a one-time grant of Phantom Shares is proposed for 2023. These Phantom Shares will replicate the economic rationale of a stock grant, entitling the Officers to receive a cash award equivalent to the fair market value of the Company’s shares on specific dates according to the vesting schedule, subject to the fulfillment of the performance conditions outlined in this Proposal. It should also be emphasized that the current Board of Directors intends to assess the potential migration of the Phantom Shares granted in 2023 in the new equity-based incentive plan for 2024.

II.2.     Comparative Table: Rejected Proposal vs. Current Proposal

In order to facilitate the visualization of the present Proposal in relation to the rejected proposal for the annual aggregate management compensation of the Officers, as originally proposed for the 2023 OEGM, the following comparative tables are provided, considering scenarios with and without social contribution taxes for comparative purposes between the mentioned proposals.

25

It is worth noting that items in orange represent amortizations of past Stock Option grants or previously contracted retention cash payments. Therefore, they are not under the discretionary power of the Board of Directors or even the Shareholders.

BOARD OF DIRECTORS
In BRL (1)	2022 Re-ratification (a)	2023 Rejected (b)	2023 New Proposal (c)	(c) - (a)	(c) - (b)
Pro labore	13,258,236	8,686,962	9,485,629(3)	-3,772,607	798,666
Participation in Committees	-	2,520,000	2,520,000	-	-
Benefits	1,492,943	611,033	611,033	-881,910	-
Fixed Compensation Subtotal	14,751,179	11,817,995	12,616,662	-2,134,517	798,666
Bonus	14,421,250	3,926,930	-	-14,421,250	-3,926,930
STI Subtotal (2)	14,421,250	3,926,930	-	-14,421,250	-3,926,930
Options - Series 6 (2019 grant)	338,633	-	-	-338,633	-
Options - Series 7 (2020 grant)	4,705,415	4,661,445	4,661,445	-43,970	-
Options - Series 9 (2022 grant)	760,556	3,334,920	3,334,920	2,574,364	-
LTI Subtotal (2)	5,804,604	7,996,365	7,996,365	2,191,762	-
Total (no taxes)	34,977,034	23,741,290	20,613,027	-14,364,005	-3,128,263

Taxes	1,936,467	1,459,154	1,897,126	-39,341	437,972
Total (with taxes)	36,913,499	25,200,444	22,510,153	-14,403,346	-2,690,292

(1) Numbers rounded up and disregarding cents.

(2) As one can see, no new grants of short- and long-term incentives will be made to members of the Board of Directors in 2023. The total amount of BRL 7,996,365.00 that will be accounted for with variable (long-term) compensation relates exclusively to past grants.

(3) The increase in value for the fixed compensation (pro labore) comprises the addition of two more members of advisory committees that are compensated by the Company in comparison to the number of members presented at the Rejected Proposal of 2023.

Table 6

BOARD OF OFFICERS
In BRL (1)	2022 Re-ratification (a)	2023 Rejected (b)	2023 New Proposal (c)	(c) - (a)	(c) - (b)
Salary	7,590,036	10,842,744	10,842,744	3,252,708	-
Benefits	526,061	712,668	712,668	186,607	-
Fixed Compensation Subtotal	8,116,097	11,555,412	11,555,412	3,439,315	-
Bonus	23,500,616	16,379,363	5,187,396	-18,313,219	-11,191,967
PSP	18,637,276	14,887,294	14,887,294	-3,749,982	-
STI Subtotal (2)	42,137,891	31,266,657	20,074,690	-22,063,201	-11,191,967
ILP Cash	1,744,140	3,756,660	7,297,364	5,553,224	3,540,704
ILP Extraordinary	-	14,072,269	-	-	-14,072,269
Options - Series 6 (2019 grant)	1,522,405	-	-	-1,522,405	-
Options - Series 7 (2020 grant)	2,395,448	1,430,706	1,430,706	-964,742	-
Options - Series 8 (2021 grant)	535,312	675,133	675,133	139,821	-
Options - Series 9 (2022 grant)	2,663,499	5,685,048	5,685,048	3,021,549	-
Opções - Série 10 (outorga 2023)	-	4,477,812	-	-	-4,477,812
Ações virtuais (outorga 2023) (3)	-	-	2,700,847	2,700,847	2,700,847
LTI Subtotal (3)	8,860,803	30,097,628	17,789,098	8,928,295	-12,308,530
Total (no taxes)	59,114,792	72,919,698	49,419,202	-9,695,590	-23,500,497

Taxes	1,363,965	2,905,855	2,905,855	1,541,891	-
Total (with taxes)	60,478,757	75,825,553	52,325,057	-8,153,699	-23,500,497

(1) Numbers rounded up and disregarding cents.

(2) As one can see, new grants of short-term incentives will be made to members of the Board of Officers only under the PPR, considering the maximum amount that can be reached of R$ 14,887,294.00, corresponding to the now ceiling of 120% of the target amount (at the 2023 OEGM, the same amount had been presented as an estimate, but with the possibility of reaching 200%, now reduced to 120%). The other short-term amounts, BRL 5,187,396.00, correspond to payments previously contracted.

(3) As one can see, there will be new long-term incentive grants for Executive Officers only of Phantom Shares. All other amounts relate exclusively to past grants. In summary, of the total amount of R$ 10,491,733.00 of the new proposal, R$ 2,700,847.00 (approximately 26%) correspond to new grants of Phantom Shares and R$ 7,790,887.00 (approximately 74%) correspond to payments previously contracted.

(4) The fair value of the proposed grants of Phantom Shares is R$22,659,677.00, including the regular grant expected for the year 2023 and specific grant for retention of the CEO under the renegotiation of his contracts. The amount indicated considered the average price of the Company’s shares in the last 20 trading sessions before June 1, 2023. This amount will impact the Company's financial statements proportionally to the vesting period, according to CPC 10, in the years 2023, 2024, 2025, 2026, 2027 and 2028.

It should be noted that the former incentive programs for members of the Board of Officers consolidated in the table above in the “Bonus” row and in the “ILP Cash” row were not subject to new grants in 2023.

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Additionally, we provide a visual representation that illustrates the corresponding percentages for fixed compensation, short-term incentives (STI), and long-term incentives (LTI), from an accounting viewpoint:

Chart B

Chart C

II.3.     Compensation of the Board of Directors

As demonstrated in the tables above, the new proposed limit for the compensation members of the Board of Directors is BRL 20,613,027.00. This represents a reduction of BRL 3,128,263.00 compared to the amount proposed in the 2023 OEGM, which was originally set at BRL 23,741,290.00.

This Proposal represents a complete change to the previous compensation practices of the Company. Under the former controlling shareholder, the Company’s compensation policy included the payment of short-term variable compensation (bonuses) to members of the Board of Directors. These individuals were also eligible for Stock Option grants which, in some cases, were subject to vesting acceleration upon termination.

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However, the current members of the Board of Directors, as elected in the 2023 OEGM, will not be entitled to variable or share-based incentives. Their compensation for 2023 will solely consist of monthly salary, with additional compensation for committee participation, also on a monthly basis.

As previously mentioned, this compensation proposal also includes the accounting recognition of Stock Option grants made to former Board members whose tenure ended in April 2023, both in their regular vesting schedules and in accordance with the former Board’s practice of accelerating vesting in certain cases of termination, in line with the powers attributed to the Board under the Stock Option plans approved by the Shareholders in the past, as determined by the former controlling shareholder, with all legal events having already been fully consummated.

We highlight that the current management of the Company also negotiated with the former controlling shareholder the assumption of bonus payment to former Board members – who were also employees of the former controlling shareholder. As a result of this negotiation, Casino agreed to directly assume the payment to the former Directors of the Company, eliminating the amount of BRL 3,926,930.00 from this proposal and reducing the proposed compensation for the Board of Directors in 2023 by such amount as compared to the original proposal.

It is important to note that even after Casino assumed the bonus payments described above, compensation allocated to member of the former Board of Directors for the period between January and April of 2023 (which represents 33% of the fiscal year) still represents approximately 52% of the total compensation proposed for the Board of Directors in 2023. These amounts include the legacy components of the previous compensation structure, as well as extraordinary expenses incurred due to the termination of former Board members. Conversely, the compensation attributed to the new members of the Board of Directors, covering the period from May to December of 2023 (representing 66% of the fiscal year), accounts for approximately 48% of the total compensation proposed for the Board of Directors in 2023 and is now aligned with market practices.

With regard to share-based payments for the Board of Directors, the amount to be accounted for in 2023 as variable compensation, totaling BRL 7,996,366.00, encompasses (i) the fair value of options with vesting periods scheduled for 2023 and (ii) the fair value of options that had their vesting periods accelerated due to the termination of former Board members, resulting in the anticipated recording of expenses of the entirety of the vesting periods in accordance with CPC 10 (IFRS 2).

The table below provides a detailed breakdown of the components pertaining to the recognized share-based compensation of former members of the Board of Directors whose tenure ended in April 2023. This demonstrates the impact resulting from the former Board’s decision to accelerate the vesting of Series 9 options, as described above.

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Furthermore, the table below presents a historical record of the year-to-year accounting entries for the Stock Options granted to the former members of the Board of Directors in previous fiscal years, in accordance with CPC 10 (IFRS 2):

Year	2021		2022		2023		Total / year
	Amount accounted for	Fractions	Amount accounted for	Fractions	Amount accounted for	Fractions
2019 - Series 6	2,004,812	12/36	338,633	5/36	-	0/36	2,343,444
2020 - Series 7	5,106,081	12/36	4,705,415	12/36	4,661,445	5/36	14,472,940
2021 - Series 8	-	0/36	-	0/36	-	0/36	-
2022 - Series 9	-	0/36	760,556	7/36	3,334,920	29/36	4,095,477
Total nominal economic amount	7,110,893	24/36	5,804,604	24/36	7,996,365	35/36	20,911,861
							Table 8

II.4.     Compensation of the Board of Officers

As shown in the tables above, the new proposed limit for the statutory Officers’ compensation (without including social contribution taxes) is BRL 49,419,202.00, representing a reduction of BRL 23,500,497.00, if compared to the amount proposed in the 2023 OEGM of BRL 72,919,698.00 (without including social contribution taxes).

In item II.1, we presented a summary of the proposed changes to the statutory Officers’ compensation. A detailed description of each of the main elements mentioned in item II.1 is presented below.

  Short-Term Incentives (STIs)

For the 2023 fiscal year, Management proposes simplifying the existing structure of Short-Term Incentives.

In this regard, for 2023, the STI will only consist of the Profit-Sharing Program (PSP). All other STI programs will be discontinued.

➢	Profit-Sharing Program (PSP)

Regarding the PSP, given that this review is being carried out in the middle of the current year, the Board of Directors has decided to maintain the performance indicators and targets for each of the goals existing under PSP agreement for 2023. This is largely due to the fact that PSP must comply with legal requirements for its implementation, especially regarding negotiation procedures, in such a way that a substantial change in the structure of PSP in the middle of the year could generate potential exposures to the Company from a legal perspective.

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However, as permitted by applicable law and current PSP rules, the Board decided to implement a significant change to the ranges of the PSP starting in 2023. The range, which could previously vary from 0 to 200%, will now be limited to a range of 80 to 120%. Payment will be triggered for each indicator at the minimum threshold of 80%, and performances below this level will not result in payments to the statutory Officers.

The PSP for the Officers is structured as a Scorecard, which includes corporate indicators (50% weight) and department/directorate-specific goals evaluated quantitatively (15% weight) and qualitatively (15% weight), and individual evaluation on aspects of behavioral alignment (20% weight).

Under the proposed change, if the achievement level of a specific indicator is below 80%, it will be considered as 0% in the Scorecard. Furthermore, it’s important to note that there are no other components that can increase the target amount beyond 120% under the PSP (e.g., “accelerators”).

The Scorecard is individualized as shown in the example below:

		ACHIEVEMENTS
	PROPOSALS FOR INDICATORS	MIN 80%	GOAL 100%	MAX 120%
BUSINESS GOALS Represent 50% of the Total Amount of the Indicators	Net sales – same stores	80%	100%	120%
	Net Income	80%	100%	120%
	Net Debt	80%	100%	120%
	EBITDA	80%	100%	120%
	Women in leadership offices (Managers and above)	80%	100%	120%
	Total carbon emissions reduction	80%	100%	120%

QUANTITATIVE GOALS Represent 15% of the Total Amount of the Indicators	Specific Indicators of each Board of Officers’ Committee (Examples: Percentage of “breaks” on net sales; Expansion Plan; CAPEX - Cash-out; Turnover percentages; Cash Margin Volume; Supplier Financing; Market Share)	80%	100%	120%

QUALITATIVE GOALS Represent 15% of the Total Amount of the Indicators	Projects (From 02 to 04 specific Projects from each Board of Officers’ Committee)	80%	100%	120%

DISCRETIONARY Represent 20% of the Total Amount of the Indicators	Behavioral review on individual performance - Discretionary	80%	100%	120%

TOTAL PANEL 100%

Despite the request by some Shareholders that the values of the targets be published, Assaí believes that such disclosure would be harmful to the Company, from the strategic, competitive and talent retention standpoints. Nevertheless, it should be noted that the achievement of the Scorecard targets is compatible with the achievement of the performance indicated by the Company in its guidance for 2023, according to its Reference Form.

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➢	Previously contracted short-term incentives

Additionally, it should be noted that there are predetermined payment amounts for 2023 that are associated previously contracted short-term incentives, which provide for payments in subsequent years (2022, 2023, and 2024) and these amounts need to be taken into consideration in the current compensation proposal. These programs provide for the payment of a certain amount to eligible employees, including certain Officers, upon the completion of each cycle of continued services within the Company. The total amount of these programs to be paid in 2023 is BRL 5,187,396.00.

  Long-Term Incentives (LTIs)

➢	Previously contracted long-term incentives

I In 2021, Assaí entered into long-term retention programs with its managers. The Programs provide for payments in 2023, in the amount of BRL7,297,364.00, and final installments in 2024. It is worth mentioning that these amounts were classified in the management proposal to the 2023 OEGM as a short-term incentive. However, its multi-year nature determines its classification as a long-term incentive, which is why we have reclassified it in this Proposal.

➢	Stock Options Plans

The Board of Directors proposes that no new Stock Options be granted to managers in 2023. This means that the existing Stock Option plans, which were approved at the Company’s Extraordinary General Meeting on December 31, 2020, will not be used for grants to statutory managers in 2023. However, these plans will remain in effect, and grants will continue to be made to employees that are not the statutory Officers, following the rules outlined in the plans. The Board’s ultimate goal is for both the Officers and the other employees to be subject to the same equity-based plan, starting from 2024.

The Board believes that the current Stock Option plans lack certain characteristics for the envisaged stock-based incentive and do not converge with the objectives of the structure that is intended to be created for Assaí. Specifically, critical parameters such as fixed vesting periods of 3 years and discounted exercise prices are rigidly defined in the existing plans. Moreover, based on the feedback of Shareholders who have criticized this type of incentive, the Board of Directors believes that granting stock options below-market prices is inconsistent with best practices and the incentives that are intended for the Company.

Additionally, the Board decided to extend the vesting cycle of the long-term incentive to up to 5 years, which is incompatible with the rules of the current plans. It is important to point out that the accounting for the Stock Options adopted follows the CPC10 standard - Share-based Payment (IFRS 2), thus reflecting Management's premises and the accounting effects on the Company's financial statements.

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For explanatory purposes, the table below shows the total number of shares underlying the options and the potential dilution of outstanding options, based on the grants made in previous years.

ACCUMULATED DILUTION AND ANNUAL AVERGAGE DILLUTION OF EACH MANAGEMENT BODY
Accumulated dilution*	% Dilution	# Shares	% Representation	Annual average dilution	Number of years
Board of Directors	0.101%	1,369,370	42.95%	0.034%	3
Board of Officers	0.135%	1,818,850	57.05%	0.045%	3
Total	0.236%	3,188,220	100.00%	0.079%	3
					Table 10
* Considering the grants that occurred between 2020 and 2022.

ANNUAL DILUTION OF EACH MANAGEMENT BODY
	Board of Directors			Board of Officers
Year	Current number of shares	Number of shares granted	Net dilution – granted each year	Current number of shares	Number of shares granted	Net dilution – granted each year
2020	1,350,256,496	1,055,205	0.078%	1,350,256,496	524,750	0.039%
2021	1,350,256,496	-	0.00%	1,350,256,496	177,200	0.013%
2022	1,350,256,496	314,165	0.023%	1,350,256,496	1,641,650	0.013%
						Table 11

The previous grants of Stock Options to Officers have accounting implications for the 2023 financial statements, as per CPC 10 (IFRS 2). Therefore, these values are included in the current proposal for the total compensation in 2023, totaling BRL 7,790,887.00.

The table below provides a summary of the progression of the accounting expenses associated with the previous Stock Option grants.

Year	2021		2022		2023 New Proposal		Total / year
	Amount accounted for	Fractions	Amount accounted for	Fractions	Amount accounted for	Fractions
2019 - Série 6	2,801,932	12/36	1,522,405	5/36	-	0/36	4,324,337
2020 - Série 7	2,801,072	12/36	2,395,448	12/36	1,430,706	5/36	6,627,226
2021 - Série 8	492,487	7/36	535,312	12/36	675,133	12/36	1,702,931
2022 - Série 9	-	0/36	2,663,499	7/36	5,685,048	12/36	8,348,547
Nominal economic total	6,095,491	31/36	7,116,663	36/36	7,790,887	29/36	21,003,041
							Table 12

➢	Phantom Shares – 2023 Grant

Since the revision of the management compensation structure will take place in 2023, and will only later presented to Shareholders in 2024, in order to address the need for a long-term share-based incentive for Officers in 2023, both for retention purposes and for alignment of interests, the Board of Directors proposes a grant of Phantom Shares. These Phantom Shares will entitle Officers to receive a cash award on specific dates according to Company shares’ market value. The proposal does not require a specific plan approval at a General Shareholders’ Meeting, as it is a share-based incentive settled in cash.

The key terms and conditions of the grant are as follows:

•	Each phantom share entitles the beneficiary to receive a cash award equivalent to the average price of one (1) Company share over the 20 trading days prior to each vesting date, provided the beneficiary still provides services to the Company.

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•	Phantom shares will have a 3-year cliff and a total vesting period of 5 years, with the following vesting schedule: 20% in the 3rd year, 20% in the 4th year, and 60% in the 5th year.
•	The proposal also includes performance indicators to which a portion of the awards will be conditioned to.

This is a transitional structure that seeks to quickly respond to Shareholders’ feedback and aims to reinforce the retention of the Officers, as the compensation structure previously practiced focused primarily on short-term incentives. Notwithstanding its retention character, in line with Shareholders' feedback, the Board of Directors proposes that the right to receive the amounts under the aforementioned terms is also conditioned upon the achievement of performance indicators.

Thus, regarding the long-term incentives for 2023, the Board of Directors proposes a structure composed of (i) 50% for executive retention and (ii) 50% based on performance indicators.

The performance indicators will consist of ESG metrics (disabled people, renewable energy matrix, and women in leadership), with a weight of 30%, and the Operational Cash Flow indicator as a percentage of net revenue, with a weight of 70%.

The 50% based on the achievement of performance indicators will have defined targets for each vesting date, and non-achievement in the 3rd or 4th years may be compensated for by achievement in the subsequent year or both in the 5th year. The goal achievement is linked to a 10% absolute variation range.

The choice of indicators is based on (i) the Company's responsibility in building a responsible and inclusive society and (ii) the alignment of executives with the commitment to sustainable business growth.

The Board of Directors also evaluated the inclusion Malus and Clawback provisions in the grant of Phantom Shares, but further legal analysis will be required, especially in light if the Officers’ employment being regulated by the Brazilian labor laws.

It is important to note that a comprehensive review of the executive compensation structure will take place in 2023, with a new proposal to be presented to the Shareholders in 2024. The potential inclusion of Phantom Shares in the new equity-based incentive plan for 2024 will also be explored.

The total quantity of Phantom Shares to be granted to the statutory Officers is 1,989,465, representing 0.1473% of the total amount shares issued by the Company as of this date. The allocation of shares to each Officer was based on the latest edition of the Korn Ferry’s Top Exec survey, which compares compensation parameters among major economic groups. This number of Phantom Shares also includes an extraordinary grant which represents a renegotiation of the various retention programs that previously existed and that the Board, as mentioned, deemed misaligned with the new reality of the Company, since they were mainly cash-based and short-term payments.

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If this Proposal is approved, the Board of Directors will be responsible for the approval of the Phantom Shares Plan, grant awards, as well as for the administration and creation of complementary rules for their operation.

The fair value of the Phantom Shares is BRL 22,660,006.00, determined based on the average price of Company shares in the 20 trading days prior to June 1, 2023. The fair value will be proportionally accounted for in the Company’s financial statements during the vesting period, in accordance with CPC 10 (IFRS 2), in the years 2023, 2024, 2025, 2026, 2027 and 2028.

According to CPC 10 (IFRS 2), being a cash-settled share-based payment, the fair value of the Phantom Shares should be recognized as a liability on the balance sheet (and not in equity, as with Stock Options). For this reason, CPC 10 (IFRS 2) provides that the fair value of Phantom Shares must be remeasured at each reporting period (i.e., on a quarterly and annual basis), to reflect changes in the Company’s stock price between each remeasurement date.

Therefore, the total accounting impact of the Phantom Share grants for 2023 and subsequent years cannot be determined in advance.

The overall limit for the Officers' compensation shall, therefore, be automatically adjusted to reflect the positive or negative variation in the fair value of Phantom Shares in 2023 compared to the initial amortized fair value in the year of Phantom Shares of BRL 2,700,847.00, as required by CPC 10, thereby avoiding the global limit for compensation for the Board of Directors established based on estimated value from being exceeded due to the mandatory remeasurement of the fair value of Phantom Shares at each reporting period.

II.5.     Annual Grant Amounts and Recurring Payments

All amounts referenced in this Proposal up to this section followed the accounting standards used by the Company. As repeatedly explained, these figures include impacts from decisions made in prior years, which may make it difficult for Shareholders to analyze them. In order to mitigate this effect, in this section we present different formats that we believe provide a better understanding of the compensation of the Board of Officers:

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1.	Grant Amounts

Each year, decisions are made that establish rights for managers, some of which are deferred for several years. In this analysis, we compare the grants made in each of the last 2 years with the original and current versions of the proposal for 2023. For this simulation, we considered the maximum achievable value in the short-term programs and the fair value of the stock instruments granted each year. This allows us to better understand the decisions made annually to determine the total compensation of the statutory Officers. Additionally, we provide information on the vesting periods.

Board of Officers
BRL	2021	To be re-ratified in 2022	2022 New Proposal*	2023 Rejected Proposal	2023 New Proposal
Salary (Pro Labore)	6,140,318	7,590,036	7,590,036	10,842,744	10,842,744
Direct and indirect benefits	407,730	526,061	526,061	712,668	712,668
Total Fixed Compensation	6,548,048	8,116,097	8,116,097	11,555,412	11,555,412
STI (PSP)	14,485,076	18,637,275	18,637,276	14,887,294	14,887,294
STI (Other)	6,459,095	25,975,923	13,469,425	7,651,263	0
Total Short-Term Variable Compensation	20,944,171	44,613,198	32,106,701	22,538,557	14,887,294
LTI Cash	17,525,000
LTI (Stock Options)	1,779,783	15,415,067	15,415,067	22,357,397
Investimento em Ações			8,083,803
Phantom Shares					22,658,242
Total Long-Term Variable Compensation	19,304,783	15,415,067	23,498,870	22,357,397	22,658,242
Total	46,797,002	68,144,362	63,721,668	56,451,367	49,100,949
					Table 13
* The new proposal for 2022 includes the Stock Investment Commitment of the net portion of the Expansion Program exceed amount of approximately R$ 8.1 M, after income tax (R$ 4,422,695.00).

With the approval of the compensation proposal presented for 2023, the compensation mix for the Board of Officers will be composed as shown in the chart below, considering the amounts granted in each year and not the corresponding accounting recognition:

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Chart D

Chart E

2.	Recurring Payments

In relation to the amount proposed for the 2023 grant, it is important to note that of the BRL 22,660,006.00 forecast as Phantom Share grants, the amount of BRL 12,660,006.00 refers to what we call recurring values, i.e., calculated based on the Company’s compensation strategy, based on the aforementioned benchmarks (Korn Ferry). The difference, in the amount of BRL 10,000,000.00, refers to the extraordinary grant, focused on the retention of key executives, and which largely replaces the compensation systems established by the former controller, whose resolution was negotiated with the executives.

II.6.     Conclusion

In order to consolidate the proposed changes for 2023 and allow a clear understanding of the numbers, we have prepared the following comparative tables:

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Considering the explanations provided above, Management proposes to set the total aggregate management compensation limit for the fiscal year ending on December 31, 2023, at a total value of BRL 70,595,557.00, without considering social contribution taxes, to be distributed among the management as outlined below. The proposed aggregate limit mentioned above considers the estimated fair value of the Phantom Shares in 2023, amounting to BRL 2,700,847.00 based on the Company’s shares average trading price in the 20 trading days prior to June 1, 2023. This value will necessarily fluctuate throughout 2023 due to the mandatory remeasurement of the liability at the end of each reporting period, in accordance with CPC 10 (IFRS 2). Consequently, upon approval of the proposed aggregate compensation limit by the Shareholders, it is also approved that the proposed aggregate limit of BRL 70,595,557.00 shall automatically increase or decrease solely to account for the variation resulting from the remeasurement of the fair value of the Phantom Shares at the end of each reporting period in 2023, in relation to the estimated fair value of the Phantom Shares of BRL 2,700,847.00 based on the Company’s shares average trading price in the 20 trading days prior to June 1, 2023, as required by CPC 10 (IFRS 2).

(i)	Board of Officers: up to BRL 49,419,201.00

(ii)	Board of Directors: up to BRL 20,613,027.22

(iii)	Fiscal Council: up to BRL 563,328.00

Lastly, the Management would like to highlight that the information specified in item 8 of the New Reference Form, as outlined in item 8 of Annex C of CVM Resolution 80, can be found in Annex 1 of this Proposal.

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EXHIBIT 1

Proposal for Aggregate Management Compensation

(Item 8 of the Reference Form)

Information stated in item 8 of the Reference Form (according to Exhibit C - CVM Resolution 80/2022 and article 13, ii, of CVM Resolution 81/2022)

8.           Management Compensation

8.1.      Description of the Compensation Policy or Practice of the Management, including the Non-Statutory Board of Officers, and Committees

(a)             objectives of the compensation policy or practice, indicating whether the compensation policy was formally approved, the management body responsible for its approval, the date of approval, and, if the issuer discloses the policy, any websites on which the document may be consulted

Despite the existence of a formalized compensation policy for the Company's management, the Policy for Appointment and Compensation of the Members of the Board of Directors, its Advisory Committees, Board of Officers and Fiscal Council ("Policy"), as approved at a Board of Directors’ meeting held on May 31, 2022, a broad project is underway to restructure the Company's management compensation, which will involve the updating of the Policy.

The Company's new Board of Directors, elected at the Annual and Extraordinary General Meeting of April 27, 2023, is intensively dedicated to completely overhauling the current management compensation structure and, in continuation of the transitional modifications presented for the Extraordinary General Meeting of July 14, 2023, will conduct a more extensive and detailed study throughout 2023, to be presented in time for the 2024 Annual General Meeting.

Meanwhile, the Policy currently in effect provides that the compensation of the members of the Company's Board of Directors, its Advisory Committees, Board of Officers and Fiscal Council will be based on:

1.	responsibilities of the members of the Board of Directors, its Advisory Committees, Board of Officers and Fiscal Council, when installed, considering the different positions they hold and the functions they perform;

2.	time devoted to their duties;

3.	competence and professional reputation, in view of their experience and qualifications; e

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4.	value of their services in the market.

In accordance with the Policy, the Company adopts the following principles for the compensation of its members of the Board of Directors, its Advisory Committees, Board of Officers and Fiscal Council, when installed:

1.	alignment of interests between the members of the Board of Directors, its Advisory Committees, the Board of Officers and the Fiscal Council, when installed, and the Company's shareholders, with a philosophy of sharing risks and returns;

2.	translation of the Company's strategy into area-specific and individual goals; and

3.	recognition of the contribution and incentive to retain professionals, based on references practiced by the market.

Based on these principles, the Company adopts a compensation plan that uses value creation metrics to establish variable compensation targets, benefits and stock-based compensation, with an individualized description of the compensation for each management body of the Company provided in the Policy.

Furthermore, the Company regularly carries out market surveys, which are conducted by contracting renowned external specialized consultants. The surveys are carried out based on the analysis of data from the main companies in the Brazilian market, with similar revenues number and size to that of the Company, in order to assess whether the parameters and conditions adopted by the Company to determine the total compensation are satisfactory and allow for the retention of professionals.

The Policy is available for consultation at the following websites:

✓	Company's Investor Relations website (https://ri.assai.com.br/en/) by clicking on “Corporate Governance”, “Bylaws and Policies” and finally “Appointment and compensation of members of the Board of Directors Policy” or directly through the link https://api.mziq.com/mzfilemanager/v2/d/ec14f0ab-c5d4-4b12-a413-
b6cc7475ed98/97cae83d-963d-b441-25f5-ee46d09e1457?origin=1;

✓	Website of the Securities and Exchange Commission of Brazil - CVM (https://www.gov.br/cvm/en?set_language=en); and

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✓	Website of B3 S.A. - Brasil, Bolsa, Balcão (https://www.b3.com.br/en_us/).

(b)            practices and procedures used by the board of directors to determine the individual compensation of the board of directors and the board of officers, indicating:

(i)              the issuer's management bodies and committees that participate in the decision-making process, identifying how they participate

The Company has an area dedicated to compensation-related topics, whose main objective is to evaluate, structure, and recommend best practices.

Based on this analysis, the area responsible for establishing the compensation structure for management and key personnel suggests compensation parameters and strategies, including for non-statutory Officers and occupants of other strategic positions that do not make up the Board of Officers. These recommendations will be submitted to the People, Culture, and Remuneration Committee, which is responsible for forwarding and making recommendations regarding the compensation of management and non-statutory executives.

Once the compensation proposal has been recommended by the People, Culture, and Remuneration Committee, the Board of Directors must approve it and include the appropriate information in the Management Proposal so that the Company's shareholders can resolve on the management global compensation amount, in each case divided by management body.

(ii)             criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the comparison criteria and the scope of such studies

To set the compensation of the Managers, the Company regularly conducts market research, through the hiring of a specialized and recognized consulting firm (assessed by Korn Ferry's Top Exec Research), based on the analysis of data from the main Brazilian companies, with revenues and size similar to that of the Company, in order to assess whether the criteria and conditions it adopts to determine the compensation are compatible with the segment and allow for the retention of the best professionals, as well as analyze the need to propose adjustments in some component of compensation that may be misaligned.

Once the information is analyzed, a compensation proposal is made based on the level of dedication and role played by the Managers.

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(iii)           how often and how the board of directors assesses the adequacy of the issuer's compensation policy

Every year, the parameters and references provided by the external consulting firm are evaluated and compared to those actually practiced by the Company. Based on these assessments, the area dedicated to the topics of compensation and structure recommends proposals for adjustments in order to maintain the Company's competitiveness and adherence to the established strategy. These recommendations are submitted to the People, Culture, and Remuneration Committee, which is responsible for forwarding and recommending to the Board of Directors the compensation issues related to management and non-statutory executives.

(c)             composition of the compensation, indicating:

(i)         description of the various elements which compose the compensation, including for each of them:

•                 its objectives and alignment with the issuer’s short, medium and long-term interests

•
•	The compensation of the members of the Board of Directors is composed of Fixed Compensation only, while the members of the Board of Officers receive Fixed Compensation, in addition to the Short-Term Incentives (STI) and the Long-Term Incentives (LTI), described below.
•
•	Fixed Compensation: Determined based on competitive compensation structures that take into account the know-how, problem solving and responsibility of each position. The Company organizes its structure by salary grades and respective average salaries, seeking to maintain alignment with the market average salary. The Fixed Compensation of the Officers is composed of base salary and benefits and that of the members of the Board of Directors is composed of monthly fees, additional compensation for participation in advisory committees and benefits.

•	Short-Term Incentives (STI): For the 2023 fiscal year, the Short-Term Incentives (STI) of the Officers shall be composed only of the Profit-Sharing Program (“PSP”), with the discontinuation of the other programs previously in effect. Under the PSP, the Company utilizes performance indicators aligned with the Company's strategic planning, defined based on its business plan, which takes into consideration quantitative and qualitative results (performance evaluation of officers). As an example, in recent years the Company has used metrics based on the following indicators: Net Sales (Vendas Líquidas), Net Margin (Margem Líquida), General Administrative and Sales Expenses (Despesas Gerais Administrativas e de Vendas), EBITDA, Net Profit (Lucro Líquido), Net Debt (Dívida Líquida), ESG Indicators (% Women in leadership positions; Reduction in carbon emissions), Number of Tickets (Transactions) and Market Share.

The maximum percentage of goal attainment achievable by the Company’s officers will be limited to a range between 80% and 120%, and the minimum percentage of 80% will serve as a trigger for the payment of each metric, so that performances below this level will not cause payments to the members of the Board of Officers. This measure aims to mitigate the risk that eventual results that are much higher than expected at the time of approval of the Profit-Sharing Program will significantly impact the amounts to be paid to the Company's officers.

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The PSP for the members of the Board of Officers is structures on a Scorecard basis, in which the goals are applied in each professional level with corporate indicators (general goals of the Company, with a weight of 50%), individual goals of each area/board, evaluated on quantitative (weight of 15%) and qualitative (weight of 15%) aspects, and individual evaluation on behavioral alignment aspects (weight of 20%).

In addition to the payments made under the Profit-Sharing Program, until the fiscal year ended December 31, 2022, members of the Board of Officers also received bonus payments, based on performance, according to certain metrics described above, as applicable.

•	Long-Term Incentives (LTI): Until the fiscal year ended December 31, 2022, the Long-Term Incentives (LTI) of the Officers corresponded to (i) share-based payments, in the form of stock option grants under two plans approved at a General Meeting, as described herein in item 8.4, and (ii) cash payments linked to the Officers' continuity in the Company, aiming at retention.
•

For the 2023 fiscal year, the Board of Directors proposed a one-time grant of phantom shares, corresponding to the right to receive a cash payment equivalent to the value of the Company's shares on certain dates, according to the vesting schedule described in item 8.4 of this Reference Form.

Until the fiscal year ended December 31, 2022, the Board of Directors received Long Term Incentive (LTI) in the form of stock option grants under two plans approved by the Company's General Meeting, as described herein in item 8. For the 2023 fiscal year, the Board of Directors will not receive Long Term Incentives (LTI).

The compensation of the members of the Fiscal Council, in the fiscal year in which it is installed by the Company's General Meeting, will consist of a fixed monthly compensation, disconnected from the effective participation in meetings, which cannot be lower, for each member in office, than 10% of the average monthly compensation of the Officers.

•                 its proportion in the total compensation in the last 3 fiscal years

The table below shows the share of each element in the composition of total compensation in the last three fiscal years:

42

For the fiscal year ended December 31, 2022:

% in relation to total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	36.99%	6.57%	40.24%	16.20%	100.00%
Board of Officers	20.80%	0.88%	66.27%	12.04%	100.00%
Fiscal Council	100.00%	-	-	-	100.00%

For the fiscal year ended December 31, 2021:

% in relation to total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	41.00%	3.67%	34.35%	20.98%	100.00%
Board of Officers	47.07%	1.03%	36.53%	15.37%	100.00%
Fiscal Council	100.00%	-	-	-	100.00%

For the fiscal year ended December 31, 2020:

% in relation to total compensation
	Base Salary	Direct and Indirect Benefits	Variable Compensation	Stock Option Plans	Total
Board of Directors	-	-	-	-	-
Board of Officers	50.77%	1.36%	28.26%	19.61%	100.00%
Fiscal Council	-	-	-	-	-

•                 calculation and adjustment methodology

For the purpose of setting and adjusting management compensation, the Company regularly conducts market surveys in order to assess whether the criteria and conditions it adopts to determine the compensation are satisfactory and allow for the retention of professionals, as well as to analyze the need to propose adjustments in some component of the compensation that may be misaligned. These surveys are conducted annually, by a specialized and recognized consulting firm hired by the Company and are based on the analysis of data from the main companies in the Brazilian market, with revenues and size similar to that of the Company.

43

Once the survey is completed, the area responsible for establishing the management compensation structure suggests compensation parameters and strategies, including for non-statutory Officers.

The Company has an area dedicated to issues related to compensation, whose main objective is to assess, structure and recommend best practices. These recommendations will be submitted to the People, Culture and Remuneration Committee, responsible for analyzing and forwarding the compensation issues of management, as well as employees and non-statutory executives to the Board of Directors.

With regard to the short-term variable compensation of the Officers, the Company has a Profit-Sharing Program under the terms of Law No. 10.101/2000. The calculation of the amount to be paid under the Profit-Sharing Program is structured in the form of a Scorecard, in which the targets are applied at the level of each professional with corporate indicators (the Company's general targets, weighted at 50%), targets for each area/directorate, assessed on quantitative (weighting 15%) and qualitative (weighting 15%) aspects, and individual assessment on behavioral alignment aspects (weighting 20%). The calculation is based on financial and non-financial indicators, independent from each other, aligned with the Company's strategic planning, defined based on the business plan and on the results to be achieved by the Company, under the terms of the negotiations carried out as per the specific legal provision. The Profit-Sharing is, therefore, linked to the performance of the Company and of the Board of Officers itself, under the terms of the Company's Profit-Sharing Program.

In addition, until the fiscal year ended December 31, 2022, members of the Board of Officers also received bonus payments, calculated based on performance indicators aligned with the Company's strategic planning.

With regard to the long-term incentives of the Officers, the quantitative nature of both the past grants made under the Stock Option Plans and the retention programs via payment in cash or a single virtual share grant was determined based on surveys conducted by Korn Ferry, which uses the large economic groups operating in the country as comparison parameters. The single virtual share offer for the 2023 fiscal year also takes into account the latest survey conducted by Korn Ferry (Top Exec).

44

•                 key performance indicators taken into account, including, if applicable, ESG indicators

•

For the purpose of the Profit-Sharing Program, the Company has used metrics for quantitative results based on the following indicators:

•	Net Sales (Vendas Líquidas) – same stores
•	Net Margin (Margem Líquida)
•	General Administrative and Sales Expenses (Despesas Gerais Administrativas e de Vendas)
•	EBITDA
•	Net Profit (Lucro Líquido)
•	Net Debt (Dívida Líquida)
•	Number of Tickets (Transactions)
•	Market Share
•	ESG Indicators (% Women in leadership positions; Reduction in carbon emissions)

•

In this sense the Company remains engaged in the responsibility and commitment to act taking into consideration ESG metrics, with direct impact on the short-term variable compensation of its Board of Officers.

Part of these indicators are strictly financial, and the others are measurable factors that contribute to the Company's result and, therefore, have a correlation with its financial performance.

For the year 2023, the grant of phantom shares to the Officers will be 50% linked to the achievement of performance targets. The performance indicators shall be composed of ESG metrics (disabled people, renewable energy matrix, and women in leadership), with a weight of 30%, and the Operational Cash Flow indicator as a percentage of net revenue, with a weight of 70%.

The 50% based on the achievement of performance indicators will have defined targets each year, and non-achievement in the 3rd or 4th years may be compensated for by achievement in the subsequent year or the 5th year.

The goal achievement is linked to a 10% absolute variation range. The choice of indicators is based on (i) the Company's responsibility in building a responsible and inclusive society and (ii) the alignment of executives with the commitment to sustainable business growth.

(ii)        reasons justifying the composition of the compensation

We consider the challenging scenario of accelerated growth and increase in market share, consistently, for over 10 consecutive years, the constant adaptations in the governance model of the business, to ensure transparency, reliability, agility and autonomy required to maintain its pace of growth, the implementation of new products and services for its differentiation and, an extremely competitive market with many national and local players, which requires a constant search for innovation and evolution of our business, as well as an alignment of its managers with the present and future challenges of the business, being a model and example for other employees, with behaviors and attitudes that represent its culture and values.

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Given this challenging scenario, we need to maintain an attractive compensation proposal for our business model. We are a growing company, and we want to retain the best and most experienced professionals, preserve the knowledge about the business and especially its strategies, and avoid losing strategic resources and talents in critical and high-impact positions in the Company.

(iii)      the existence of members not compensated by the issuer and the reason for non-payment

One member of the Board of Directors receives no compensation for his position as a member of the Board of Directors, because he is the Company's Chief Executive Officer and is compensated for this position.

(iv)      existence of compensation supported by subsidiaries, controlled entities or direct or indirect controlling entities

Not applicable, considering that the compensation of managers and committee members is borne exclusively by the Company.

(v)        existence of any compensation or benefit linked to the occurrence of a certain corporate event, such as the disposal of the issuer's corporate control

There will be no compensation or guaranteed benefits to the Company's managers or committee members linked to the occurrence of corporate events.

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8.2.      Total Compensation for the Board of Directors, Board of Officers and Fiscal Council

Total compensation expected for the current Fiscal Year (ending December 31, 2023) - Annual Amounts
	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	9.00	5.00	3.00	17.00
Number of compensated members	8.00	5.00	3.00	16.00
Fixed annual compensation
Salary or pro-labore	9,485,629.00	10.842,744.00	563,328.00	20,891,701.00
Direct and indirect benefits	611,033.00	712,668.00	0.00	1,323,701.00
Participation in committees	2,520,000.00	0.00	0.00	2,520,000.00
Other	0.00	0.00	0.00	0.00
Description of other fixed compensation	0.00	0.00	0.00	0.00
Variable Compensation				0.00
Bonus	0.00	5,187,396.00	0.00	5,187,396.00
Profit-Sharing	0.00	14,887,294.00	0.00	14,887,294.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensation	0.00	7,297,364.00	0.00	7,297,364.00
Other compensation benefits
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Share-based (including options)¹	7,996,365.00	10,491,733.00	0.00	18,488,099.00
Total Compensation	20,613,027.00	49,419,202.00	563.328.00	70,595,557.00

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Observation:

As set forth in CVM´s 2023 Circular Letter (Oficio Circular Anual 2023-CVM/SEP), the number of members of the Board of Directors was calculated according to the annual average of the number of members of that body, calculated monthly, to two decimal places.

The amounts disclosed in the table above in relation to "Salary or pro labore" do not include social charges that are the Company's responsibility, under the terms of CVM/SEP Circular Letter 01/21.

They were granted in 2022 to Board members who accumulated executive positions at GPA and paid 2023.

The amounts disclosed in the above table under "Share-based (including options)" under Board of Directors refer to the accounting effects of the early vesting of share-based payments granted specifically to former Directors who held executive positions in GPA.

The compensation of the Board of Directors for the year 2023 does not include share-based payments. Moreover, the compensation of the Board of Directors from January to April 2023 reflects the compensation structure in place as of 2022, while the compensation as of May 2023 has already been adjusted to be more in line with market practices and shareholder interests. The amounts indicated in the table “bonus” correspond to cash settled short-term incentives. The amounts indicated in the table “Description of other variable compensation” correspond to cash settled long-term incentives.

As set forth in CVM´s 2023 Circular Letter (Oficio Circular Anual 2023-CVM/SEP), the number of members of the Board of Directors was calculated according to the annual average of the number of members of that body, calculated monthly, to two decimal places.

The amounts disclosed in the table above in relation to "Salary or pro labore" do not include social charges that are the Company's responsibility, under the terms of CVM/SEP Circular Letter 01/21.

The amounts disclosed in the above table under "Share-based (including options)", under Board of Officers, refer to the pro-rata accounting of grants made in previous fiscal years and the grant of virtual shares that will occur in the year 2023.

The amounts posted in the "Bonus" table correspond to short-term incentives via cash payment.

The amounts posted in the Table "Description of other variable remuneration" correspond to long-term incentives via cash payment.

As set forth in CVM´s 2023 Circular Letter (Oficio Circular Anual 2023-CVM/SEP), the number of members of the Fiscal Council was calculated according to the annual average of the number of members of that body, calculated monthly, to two decimal places.

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Total compensation for the Fiscal Year ended December 31, 2022 - Annual Amounts
	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	9.00	5.00	3.00	17.00
Number of compensated members	7.83	5.00	3.00	15.83
Fixed annual compensation
Salary or pro-labore	13,258,236.00	7,590,036.00	584,180.00	21,411,600.00
Direct and indirect benefits	2,355,227.00	526,061.00	0.00	2,881,288.00
Participation in committees	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other fixed compensation	0.00	0.00	0.00	0.00
Variable Compensation
Bonus	14,421,250.00	23,500,616.00	0.00	37,921,866.00
Profit-Sharing	0.00	18,637,276.00	0.00	18,637,276.00
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Outros	0.00	0.00	0.00	0.00
Description of other variable compensation	0.00	1,744,140.00	0.00	1,744.140.00
Other compensation benefits
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Share-based (including options)¹	5,804,604.00	7,116,663.00	0.00	12,921,267.00
Total Compensation	35,839,316.00	59,114,792.00	584,180.00	95.538.288.00

Total compensation for the Fiscal Year ended December 31, 2021 - Annual Amounts
	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	9.00	4.83	3.00	16.83
Number of compensated members	8.00	4.83	3.00	15.83
Fixed annual compensation
Salary or pro-labore	13,893,505.35	18,665,131.89	331,340.21	32,889,977.45
Direct and indirect benefits	1,242,658.01	407,730.25	-	1,650,388.26
Participation in committees	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other fixed compensation	0.00	0.00	0.00	0.00
Variable Compensation	11,639,545.69	0.00	0.00	11,639,545.69
Bonus	0.00	0.00	0.00	0.00
Profit-Sharing	0.00	14,485,075.83	0.00	14,485,075.83
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Outros	0.00	0.00	0.00	0.00
Description of other variable compensation	0.00	0.00	0.00	0.00
Other compensation benefits
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Share-based (including options)¹	7,110,892.25	6,095,490.98	0.00	13,206,383.23
Total Compensation	33,886,601.30	39,653,428.95	331,340.21	73,871,370.46

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Total compensation for the Fiscal Year ended December 31, 2020 - Annual Amounts
	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	0.00	4.00	0.00	4.00
Number of compensated members	0.00	4.00	0.00	4.00
Fixed annual compensation
Salary or pro-labore	0.00	11,653,780.40	0.00	11,653,780.40
Direct and indirect benefits	0.00	338,839.20	0.00	338,839.20
Participation in committees	0.00		0.00	-
Other	0.00	970,509.35	0.00	970,509.35
Description of other fixed compensation	INSS	INSS	INSS	INSS
Variable Compensation
Bonus	0.00	0.00	0.00	0.00
Profit-Sharing	0.00	7,026,892.79	0.00	7,026,892.79
Participation in meetings				-
Commissions	0.00	0.00	0.00	0.00
Other	0.00	0.00	0.00	0.00
Description of other variable compensation	0.00	0.00	0.00	0.00
Other compensation benefits	0.00	0.00	0.00	0.00
Post-employment	0.00	0.00	0.00	0.00
Termination of office	0.00	0.00	0.00	0.00
Share-based (including options)¹	0.00	4,877,112.45	0.00	4,877,112.45
Total Compensation	0.00	24,867,134.19	0.00	24,867,134.19

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8.3.      Variable Remuneration of the Board of Directors, Board of Officers and Fiscal Council

Variable compensation for the current Fiscal Year

(ending December 31, 2023)

	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	9.00	5.00	3.00	17.00
Number of compensated members	8.00	5.00	3.00	16.00
Bonus
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	12,484,760.00	0.00	12,484,760.00
Amount provided for in the compensation plan if the goals are achieved	0.00	12,484,760.00	0.00	12,484,760.00
Profit-Sharing (participação nos resultados)
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	14,887,295.00	0.00	14,887,295.00
Amount provided for in the compensation plan if the goals are achieved	0.00	11,066,308.50	0.00	11,066,308.50

Variable compensation for the Fiscal Year ended December 31, 2022

	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	9.00	5.00	3.00	17.00
Number of compensated members	7.83	5.00	3.00	15.83
Bonus
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	14,421,250.00	25,244,756.00	0.00	39,666,006.00
Amount provided for in the compensation plan if the goals were achieved	13,817,500.00	11,682,051.00	0.00	25,499,551.00
Amount effectively accounted for in the result for the fiscal year	14,421,250.00	25,244,756.00	0.00	39,666,006.00
Profit-Sharing (participação nos resultados)
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	19,875,822.22	0.00	19,875,822.22
Amount provided for in the compensation plan if the goals were achieved	0.00	9,937,911.11	0.00	9,937,911.11
Amount effectively accounted for in the result for the fiscal year	0.00	18,637,276.00		18,637,276.00

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Variable compensation for the Fiscal Year ended December 31, 2021

	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	9.00	4.83	3.00	16.83
Number of compensated members	8.00	4.83	3.00	15.83
Bonus
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Amount provided for in the compensation plan if the goals were achieved	0.00	0.00	0.00	0.00
Amount effectively accounted for in the result for the fiscal year	0.00	0.00	0.00	0.00
Profit-Sharing (participação nos resultados)
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	35,231,021.00	0.00	35,231,021.00
Amount provided for in the compensation plan if the goals were achieved	0.00	17,615,511.00	0.00	17,615,511.00
Amount effectively accounted for in the result for the fiscal year	0.00	14,485,075.00	0.00	14,485,075.00

Variable compensation for the Fiscal Year ended December 31, 2020

	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	0.00	4.00	0.00	4.00
Number of compensated members	0.00	4.00	0.00	4.00
Bonus
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Amount provided for in the compensation plan if the goals were achieved	0.00	0.00	0.00	0.00
Amount effectively accounted for in the result for the fiscal year	0.00	0.00	0.00	0.00
Profit-Sharing (participação nos resultados)
Minimum amount provided for in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount provided for in the compensation plan	0.00	14,053,786.00	0.00	14,053,786.00
Amount provided for in the compensation plan if the goals were achieved	0.00	7,026,893.00	0.00	7,026,893.00
Amount effectively accounted for in the result for the fiscal year	0.00	7,026,893.00	0.00	7,026,893.00

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8.4.                 Share Compensation Plan of the Board of Directors and Board of Officers, in effect during the last fiscal year and planned for the current fiscal year

The Company's shareholders approved at the Extraordinary General Meeting held on December 31, 2020 (i) the creation of the Stock Option Plan and its related standard grant agreement ("Stock Option Plan"); and (ii) the creation of the Stock Option Compensation Plan and its related standard grant agreement ("Compensation Plan" and, together with the Stock Option Plan, the "Plans").

Additionally, as a result of the spin-off described in item 1.1 of this Reference Form, the Company's management members are still entitled to the grants made under the plans of Companhia Brasileira de Distribuição ("GPA"), which are the Stock Option Plan ("GPA Plan") and the Stock Option Compensation Plan ("GPA Compensation Plan" and, together with the GPA Option Plan, "GPA Plans"), approved at the Extraordinary General Meeting of GPA on May 9, 2019, and amended at the Annual and Extraordinary General Meetings held on April 24, 2015 and April 25, 2019 and at the Extraordinary General Meeting held on December 30, 2019. During the fiscal year ended December 31, 2022, options granted by GPA under B7 Series of the GPA Compensation Plan and C7 Series of the GPA Option Plan were in effect.

In addition, subject to the approval of the compensation proposal presented for the EGM to be held on on July 14, 2023, the Company intends to implement exclusively for the year of 2023 a grant of phantom shares, which shall represent the right to receive the value of a determined amount of shares issued by the Company on the vesting dates, with payments in cash to the beneficiary (“Phantom Shares”).

The programs mentioned above are described below:

COMPENSATION PLAN

(a)	general terms and conditions

The Compensation Plan is governed by the Company's Board of Directors, which has appointed the People, Culture and Remuneration Committee to advise it in the administration of the Compensation Plan, among other matters.

Subject to the general conditions of the Plan and the guidelines set by the General Meeting and by the Company's Board of Directors, the Committee will have ample powers to manage and interpret it, disposing, among others, of the necessary authority to:

(i)	to decide upon the grants, prices, dates and quantities granted in each series of the Plan, pursuant to the terms of the Plan;

(ii)	decide in regard to the dates on which the options will be granted, being allowed to cease granting them whenever the interests of the Company so require;

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(iii)	take all necessary and appropriate measures for the administration of the Plan, including with regards to the interpretation, specification and application of the general rules established herein

(iv)	make the Company adopt all the necessary and appropriate measures to issue new shares at the proper time of each fiscal year or to dispose of treasury shares, observing the regulation issued by CVM, to satisfy the exercise of stock options granted under the terms of the Plan;

(v)	select, among the eligible people, those who will participate in the Plan and to whom stock options will be granted, according to the attributions and responsibilities verified until the selection date, establishing all the conditions of the options to be granted, as well as the amendment of such conditions whenever it becomes necessary to adjust the options to the terms of a supervening law, rule or regulation

(vi)	establish the applicable rules for the granting of options to each Participant, in order to establish and define objective criteria for the election of Participants

(vii)	approve the stock option agreement to be entered into between the Company and each of the Participants, especially with regard to the establishment of the number of shares attached to the option and the conditions for the acquisition of the right to exercise the options

(viii)	establish for each Participant the alternatives, deadlines and conditions for the exercise of the stock option, the acquisition price of the shares and their respective payment, including the possibility of establishing special conditions in the event of dismissal, other than those set forth in the Plan, in extraordinary cases and provided that the decision with respect to these special conditions is reasonably grounded;

(ix)	analyze exceptional cases arising from or related to the Plan; and

(x)	resolve any questions regarding the general rules established in the Plan.

Each series of stock option grants is assigned the letter "B" followed by a number. For the fiscal year ended December 31, 2022, options granted under the B7/B8/B9 Series Compensation Plan were in effect.

Statutory and Non-Statutory Officers of the Company are eligible to participate in the Compensation Plan.

It is important to highlight that the participation in the Compensation Plan does not interfere with the compensation to which the participant is entitled as a Company manager, such as salary, fees, pro-labore, benefits, profit-sharing and/or any other advantage or compensation.

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Main purposes of the Plan:

The Compensation Plan aims to (i) engage and retain highly qualified executives and professionals to the Company; (ii) provide the participation of the Company's managers in the Company's capital and in the equity increases arising from the results to which said managers have contributed; (iii) promote the achievement of the Company's corporate purposes; and (iv) align the interests of the Company's managers with the Company's shareholders, thereby encouraging the performance of these professionals and ensuring their continuity in the Company's management.

How the Plan contributes to these goals:

The stock options grants made under the Plan are an incentive to the managers conduct the Company's business successfully, stimulating an entrepreneurial and result-oriented culture, aligning the interests of managers with those of the shareholders, since, together with the shareholders, the Plan Participants benefit from an increase in the market price of the shares.

How the plan is part of the issuer's compensation policy:

The Plan was developed as a mechanism for the attraction and retention of highly qualified executives and professionals, also creating an alignment of interests between the Participants, the Company and its shareholders.

By allowing executives to become shareholders of the Company under special conditions, it is expected that they will have incentives to effectively commit to the creation of value and perform their duties in a way that aligns their interests with those of the shareholders, the corporate purposes and the Company’s growing plans.

How the plan aligns the interests of the managers and the issuer in the short, medium and long term:

The granting of stock options under the Plan aligns the Company's medium and long-term interests in encouraging the management to successfully conduct the Company's business by stimulating an entrepreneurial and result-oriented culture, as both shareholders and management benefit from improved results and increases in the market price of the shares.

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(b)         date of approval and competent body

The Compensation Plan was approved by the Company's shareholders at the Extraordinary General Meeting held on December 31, 2020.

(c)         maximum number of shares involved

Stock options granted under the Compensation Plan may confer acquisition rights on a number of shares that does not exceed two percent (2%) of the total number of common shares issued by the Company. The total number of shares issued or issuable under the Compensation Plan is subject to adjustments due to splits, grouping and bonuses.

(d)         maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares covered by the Compensation Plan, as described in item (c) above.

Each stock option will confer to the Participant the right to subscribe or acquire one (1) common share issued by the Company.

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(e)         conditions for the acquisition of shares

The stock option grant will be formalized by the execution of a stock option agreement between the Company and the Participant, which shall specify the total number of shares object of the respective option, the deadline and conditions for the effective acquisition of the right to exercise the option, the conditions for such exercise, the acquisition price and the conditions for its payment, subject to the provisions of the Compensation Plan ("Stock Option Agreement").

For the purposes of the Compensation Plan, the date of the Committee's decision on the series of stock option grants shall be the date on which the options shall be considered granted to the respective Participants, provided the Participant, even if on a date subsequent to the date of the Committee's decision, agrees to join the Compensation Plan with the execution of the Stock Option Agreement ("Grant Date").

Participants who wish to exercise their stock options must notify the Company in writing during the Exercise Period (as defined in item (i) below) of their intention to do so, indicating the number of options they wish to exercise. Such communication must follow the exercise form template attached to the respective Option Agreement ("Option Exercise Form").

Participants may exercise their call options fully or partially, on one or more occasions, provided that for each exercise they submit the corresponding Option Exercise Form during the Exercise Period.

(f)          criteria for establishing the acquisition or exercise price

The exercise price of each stock option granted under the Compensation Plan shall correspond to BRL 0.01 (one cent) ("Exercise Price").

(g)         criteria for fixing the term for acquisition or exercise

Options granted to a Participant shall not be exercisable for a period of thirty-six (36) months from the Date of Grant ("Vesting Period") and may only be exercised during the period commencing on the first day of the thirty-seventh (37th ) month after the Grant Date and ending the last day of the forty-second (42nd) month after the Grant Date ("Exercise Period"), except in the cases of anticipation, in accordance with item (n) and applicable sub-items below or authorized by the Committee, pursuant to the plan.

(h)         settlement method

By the thirtieth (30th) day of the month in which it receives the Option Exercise Form, the Company must inform the respective Participant of (i) the total exercise price to be paid, resulting from the multiplication of the Exercise Price by the number of options informed by the Participant in the Option Exercise Form; (ii) the date of transfer to the Participant of the shares that are the subject to the exercise of the options, which shall occur after approval of the capital increase resulting from the exercise of the respective options by the Board of Directors, within the authorized capital, pursuant to the Company's Bylaws, upon receipt of the Option Exercise Form ("Share Acquisition Date"); (iii) the number of shares to be transferred to the Participant; and (iv) the period during which the Participant must pay the total exercise price, in local currency, by means of a discount from the Participant's payroll, provided that the deadline will always be the tenth (10th ) day prior to the Share Acquisition Date ("Payment Date").

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(i)          restrictions on the transfer of shares

The Compensation Plan does not provide for restrictions on the transfer or trading of the shares resulting from the exercise of the options, with the Board of Directors having the authority to establish such restrictions in the granting agreements it deems necessary.

(j)          criteria and events that, when verified, shall cause the suspension, alteration or termination of the plan

The options granted under the Compensation Plan will be automatically extinguished, with all their effects ceasing by virtue of law, in the following events:

(i)	upon their full exercise, as provided for in item 6 of the Compensation Plan;

(ii)	after the expiration of the stock option;

(iii)	upon termination, by mutual agreement between the Company and the Participant, of the Stock Option Agreement;

(iv)	if the Company is dissolved, liquidated or has its bankruptcy declared; or

(v)	in the events provided for in the Compensation Plan, subject to any specific conditions that the Committee may establish for certain Participants.

In the event the number, type and class of shares existing on the date of approval of the Compensation Plan are altered as a result of bonuses, splits, groupings, conversion of shares of one type or class into another, or conversion into shares of other securities issued by the Company, the Committee shall be responsible for making the corresponding adjustment to the number and class of shares subject to the options granted and their respective exercise price, in order to avoid distortions in the application of the Compensation Plan.

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(k)         effects of the departure of the manager from the issuer's management bodies on his rights as provided for in the share-based compensation plan

In the event of the Participant's dismissal, with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the rights granted to him under the Compensation Plan may be extinguished or modified, subject to the provisions below:

If, at any time during the term of the Plan, the Participant:

(i)	is dismissed from the Company, as the case may be, involuntarily, by dismissal without cause or removal from his or her position without breach of the duties and attributions of a manager, the Participant may exercise, within ten (10) days as of the date of dismissal, the number of options calculated in a pro rata temporis basis in relation to the Vesting Period. In the absence of exercise by the Participant within the aforementioned period, all options not exercised will be automatically extinguished, by virtue of law, regardless of prior notice or notification and without any right to any indemnity;
(ii)	is dismissed from the Company, as the case may be, involuntarily, by dismissal for cause or removal from his or her position for breaching the duties and attributions of a manager, all options already exercisable or not yet exercisable under the terms of the respective Stock Option Agreement on the date of his or her dismissal shall be automatically extinguished, by virtue of law, regardless of prior notice or notification and without any right to any indemnity;
(iii)	leaves the Company, as the case may be, voluntarily, resigning from his or her employment or resigning from his or her position as manager, all stock options already exercisable or not yet exercisable under the terms of the respective Stock Option Agreement on the date of his or her resignation shall be automatically extinguished, by virtue of law, regardless of prior notice or notification and without any right to any indemnity;
(iv)	leaves the Company, voluntarily, having retired during the course of the employment contract, within fifteen (15) days as of the date of resignation, the Participant may exercise all of the stock options under the Stock Option Agreement, including the stock options still under the Vesting Period, subject to the other provisions of item 6 of the Compensation Plan. In the absence of exercise by the Participant within the aforementioned period, all stock options not exercised will be automatically extinguished, by virtue of law, regardless of prior notice or notification and without any right to any indemnity; and
(v)	leaves the Company due to death or permanent incapacity, within thirty (30) days as of the date of dispatch of the inventory or of the competent court ruling that empowers the Participant's legal heirs and successors in case of death or declaration of permanent incapacity issued by the National Institute of Social Security – Instituto Nacional da Seguridade Social (INSS), the Participant's qualified heirs and legal successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options still under the Vesting Period, subject to the other provisions of item 6 of the Compensation Plan. If the Participant's legal heirs or successors do not exercise the stock options within the aforementioned period, all unexercised stock options will be automatically extinguished, by virtue of law, regardless of prior notice or notification, and without any right to any indemnity.

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STOCK OPTION PLAN

(l)	general terms and conditions

The Stock Option Plan is governed by the Company's Board of Directors, which has appointed the People, Culture and Remuneration Committee to advise it in the administration of the Compensation Plan, among other matters.

Subject to the general conditions of the Plan and the guidelines set by the General Meeting and by the Company's Board of Directors, the Committee will have ample powers to manage and interpret it, disposing, among others, of the necessary authority to:

(i)	to decide upon the grants, prices, dates and quantities granted in each series of the Plan, pursuant to the terms of the Plan;

(ii)	decide in regard to the dates on which the options will be granted, being allowed to cease granting them whenever the interests of the Company so require;

(iii)	take all necessary and appropriate measures for the administration of the Plan, including with regards to the interpretation, specification and application of the general rules established herein

(iv)	make the Company adopt all the necessary and appropriate measures to issue new shares at the proper time of each fiscal year or to dispose of treasury shares, observing the regulation issued by CVM, to satisfy the exercise of stock options granted under the terms of the Plan;

(v)	select, among the eligible people, those who will participate in the Plan and to whom stock options will be granted, according to the attributions and responsibilities verified until the selection date, establishing all the conditions of the options to be granted, as well as the amendment of such conditions whenever it becomes necessary to adjust the options to the terms of a supervening law, rule or regulation

(vi)	establish the applicable rules for the granting of options to each Participant, in order to establish and define objective criteria for the election of Participants

(vii)	approve the stock option agreement to be entered into between the Company and each of the Participants, especially with regard to the establishment of the number of shares attached to the option and the conditions for the acquisition of the right to exercise the options

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(viii)	establish for each Participant the alternatives, deadlines and conditions for the exercise of the stock option, the acquisition price of the shares and their respective payment, including the possibility of establishing special conditions in the event of dismissal, other than those set forth in the Plan, in extraordinary cases and provided that the decision with respect to these special conditions is reasonably grounded;

(ix)	analyze exceptional cases arising from or related to the Plan; and

(x)	resolve any questions regarding the general rules established in the Plan.

Each series of stock option grants is assigned the letter "C" followed by a number. For the fiscal year ended December 31, 2022, options granted under the C7/C8/C9 Series of the Stock Option Plan were in effect.

Statutory and Non-Statutory Officers of the Company are eligible to participate in the Stock Option Plan.

It is important to highlight that the participation in the Stock Option Plan does not interfere with the compensation to which the participant is entitled as a Company manager, such as salary, fees, pro-labore, benefits, profit-sharing and/or any other advantage or compensation.

Main purposes of the Plan:

The Stock Option Plan aims to (i) engage and retain highly qualified executives and professionals to the Company; (ii) provide the participation of the Company's managers in the Company's capital and in the equity increases arising from the results to which said managers have contributed; (iii) promote the achievement of the Company's corporate purposes; and (iv) align the interests of the Company's managers with the Company's shareholders, thereby encouraging the performance of these professionals and ensuring their continuity in the Company's management.

How the Plan contributes to these goals:

The stock options grants made under the Plan are an incentive to the managers conduct the Company's business successfully, stimulating an entrepreneurial and result-oriented culture, aligning the interests of managers with those of the shareholders, since, together with the shareholders, the Plan Participants benefit from an increase in the market price of the shares.

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How the plan is part of the issuer's compensation policy:

The Plan was developed as mechanism for the attraction and retention of highly qualified executives and professionals, also creating an alignment of interests between the Participants, the Company and its shareholders.

Ao possibilitar que os executivos se tornem acionistas da Companhia em condições diferenciadas, espera-se que estes tenham incentivos para se comprometer efetivamente com a criação de valor e exerçam suas funções de maneira a alinhar seus interesses aos dos acionistas, aos objetivos sociais e aos planos de crescimento da Companhia.

How the plan aligns the interests of the managers and the issuer in the short, medium and long term:

The granting of stock options under the Plan aligns the Company's medium and long-term interests in encouraging the management to successfully conduct the Company's business by stimulating an entrepreneurial and result-oriented culture, as both shareholders and management benefit from improved results and increases in the market price of the shares.

(m)        date of approval and competent body

The Stock Option Plan was approved by the Company's shareholders at the Extraordinary General Meeting held on December 31, 2020.

(n)         maximum number of shares involved

Stock options granted under the Compensation Plan may confer acquisition rights on a number of shares that does not exceed two percent (2%) of the total number of common shares issued by the Company. The total number of shares issued or issuable under the Compensation Plan is subject to adjustments due to splits, grouping and bonuses.

(o)         maximum number of options to be granted

The maximum number of options to be granted is limited to the maximum number of shares covered by the Stock Option Plan, as described in item (c) above.

Each stock option will confer to the Participant the right to subscribe or acquire one (1) common share issued by the Company.

(p)         conditions for the acquisition of shares

The stock option grant will be formalized by the execution of a stock option agreement between the Company and the Participant, which shall specify the total number of shares object of the respective option, the deadline and conditions for the effective acquisition of the right to exercise the option, the conditions for such exercise, the acquisition price and the conditions for its payment, subject to the provisions of the Compensation Plan ("Stock Option Agreement").

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For the purposes of the Stock Option Plan, the date of the Committee's decision on the series of stock option grants shall be the date on which the options shall be considered granted to the respective Participants, provided the Participant, even if on a date subsequent to the date of the Committee's decision, agrees to join the Compensation Plan with the execution of the Stock Option Agreement ("Grant Date").

Participants who wish to exercise their stock options must notify the Company in writing during the Exercise Period (as defined in item (i) below) of their intention to do so, indicating the number of options they wish to exercise. Such communication must follow the exercise form template attached to the respective Option Agreement ("Option Exercise Form").

Participants may exercise their call options fully or partially, on one or more occasions, provided that for each exercise they submit the corresponding Option Exercise Form during the Exercise Period.

(q)         criteria for establishing the acquisition or exercise price

The exercise price for stock options of each series granted under the Stock Option Plan shall correspond to eighty percent (80%) of the average trading price of the common shares issued by the Company in the last twenty (20) trading sessions of B3 S.A. – Brasil, Bolsa, Balcão – preceding the date on which a meeting of the Committee is called to resolve upon the granting of stock options of that specific series.

(r)          criteria for fixing the term for acquisition or exercise

Options granted to a Participant shall not be exercisable for a period of thirty-six (36) months from the Date of Grant ("Vesting Period") and may only be exercised during the period commencing on the first day of the thirty-seventh (37th ) month after the Grant Date and ending the last day of the forty-second (42nd) month after the Grant Date ("Exercise Period"), except in the cases of anticipation, in accordance with item (n) and applicable sub-items below or authorized by the Committee, pursuant to the plan.

(s)          settlement method

By the 30th (thirtieth) day of the month in which it receives the Option Exercise Form, the Company must inform the respective Participant of (i) the total exercise price to be paid, resulting from the multiplication of the Exercise Price by the number of options informed by the Participant in the Option Exercise Form; (ii) the date of transfer to the Participant of the shares that are the subject to the exercise of the options, which shall occur after approval of the capital increase resulting from the exercise of the respective options by the Board of Directors, within the authorized capital, pursuant to the Company's Bylaws, upon receipt of the Option Exercise Form ("Share Acquisition Date"); (iii) the number of shares to be transferred to the Participant; and (iv) the period during which the Participant must pay the total exercise price, in local currency, by means of a discount from the Participant's payroll, provided that the deadline will always be the tenth (10th ) day prior to the Share Acquisition Date ("Payment Date").

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(t)          restrictions on the transfer of shares

Participants shall be prohibited during the period of 180 (one hundred and eighty) days from the Payment Date form directly or indirectly selling, assigning, exchanging, disposing of, transferring, conferring to the capital stock of another company, granting options, or entering into any act or agreement that results or may result in the direct or indirect, onerous or free disposal of all or any of the shares acquired by means of the exercise of the stock option under the Stock Option Plan.

(u)         criteria and events that, when verified, shall cause the suspension, alteration or termination of the plan

The options granted under the Stock Option Plan will be automatically extinguished, with all their effects ceasing by virtue of law, in the following events:

(i)	upon their full exercise, as provided for in item 6 of the Stock Option Plan;

(ii)	after the expiration of the stock option;

(iii)	upon termination, by mutual agreement between the Company and the Participant, of the Stock Option Agreement;

(iv)	if the Company is dissolved, liquidated or has its bankruptcy declared; or

(v)	in the events provided for in the Stock Option Plan, subject to any specific conditions that the Committee may establish for certain Participants.

In the event the number, type and class of shares existing on the date of approval of the Stock Option Plan are altered as a result of bonuses, splits, groupings, conversion of shares of one type or class into another, or conversion into shares of other securities issued by the Company, the Committee shall be responsible for making the corresponding adjustment to the number and class of shares subject to the options granted and their respective exercise price, in order to avoid distortions in the application of the Stock Option Plan.

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(v)         effects of the departure of the manager from the issuer's management bodies on his rights as provided for in the share-based compensation plan

In the event of the Participant's dismissal, with or without cause, resignation or removal from office, retirement, permanent incapacity or death, the rights granted to him under the Stock Option Plan may be extinguished or modified, subject to the provisions below:

If, at any time during the term of the Plan, the Participant:

(i)	is dismissed from the Company, as the case may be, involuntarily, by dismissal without cause or removal from his or her position without breach of the duties and attributions of a manager, the Participant may exercise, within ten (10) days as of the date of dismissal, the number of options calculated in a pro rata temporis basis in relation to the Vesting Period. In the absence of exercise by the Participant within the aforementioned period, all options not exercised will be automatically extinguished, by virtue of law, regardless of prior notice or notification and without any right to any indemnity;
(ii)	is dismissed from the Company, as the case may be, involuntarily, by dismissal for cause or removal from his or her position for breaching the duties and attributions of a manager, all options already exercisable or not yet exercisable under the terms of the respective Stock Option Agreement on the date of his or her dismissal shall be automatically extinguished, by virtue of law, regardless of prior notice or notification and without any right to any indemnity;
(iii)	leaves the Company, as the case may be, voluntarily, resigning from his or her employment or resigning from his or her position as manager, all stock options already exercisable or not yet exercisable under the terms of the respective Stock Option Agreement on the date of his or her resignation shall be automatically extinguished, by virtue of law, regardless of prior notice or notification and without any right to any indemnity;
(iv)	leaves the Company, voluntarily, having retired during the course of the employment contract, within fifteen (15) days as of the date of resignation, the Participant may exercise all of the stock options under the Stock Option Agreement, including the stock options still under the Vesting Period, subject to the other provisions of item 6 of the Stock Option Plan. In the absence of exercise by the Participant within the aforementioned period, all stock options not exercised will be automatically extinguished, by virtue of law, regardless of prior notice or notification and without any right to any indemnity; and
(v)	leaves the Company due to death or permanent incapacity, within thirty (30) days as of the date of dispatch of the inventory or of the competent court ruling that empowers the Participant's legal heirs and successors in case of death or declaration of permanent incapacity issued by the National Institute of Social Security (INSS), the Participant's qualified heirs and legal successors, as the case may be, may exercise all of the stock options under the Stock Option Agreement, including the stock options still under the Vesting Period, subject to the other provisions of item 6 of the Stock Option Plan. If the Participant's legal heirs or successors do not exercise the stock options within the aforementioned period, all unexercised stock options will be automatically extinguished, by virtue of law, regardless of prior notice or notification, and without any right to any indemnity.

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GRANT OF PHANTOM SHARES

(a)	general terms and conditions

Each phantom share entitles the beneficiary to receive a cash award equivalent to the average price of one (1) Company share over the 20 trading days prior to each vesting date, provided the beneficiary still provides services to the Company.

Phantom shares will have a 3-year cliff and a total vesting period of 5 years, with the following vesting schedule: 20% in the 3rd year, 20% in the 4th year, and 60% in the 5th year.

Thus, regarding the long-term incentives for 2023, the Board of Directors proposes a structure composed of (i) 50% for executive retention and (ii) 50% based on performance indicators.

The performance indicators will consist of ESG metrics (disabled people, renewable energy matrix, and women in leadership), with a weight of 30%, and the Operational Cash Flow indicator as a percentage of net revenue, with a weight of 70%.

The 50% based on the achievement of performance indicators will have defined targets each year, and non-achievement in the 3rd or 4th years may be compensated for by achievement in the subsequent year or the 5th year. The goal achievement is linked to a 10% absolute variation range.

The choice of indicators is based on (i) the Company's responsibility in building a responsible and inclusive society and (ii) the alignment of executives with the commitment to sustainable business growth.

(b)         date of approval and competent body

The grant of Phantom Shares is subject to the approval of the compensation proposal on the extraordinary general meeting to be held on July 14, 2023. Once the compensation proposal is approved in the respective general meeting, the Board of Directors shall be responsible for approving such grant.

(c)         maximum number of shares involved

Not applicable, since the grant of phantom shares does not provide for the grant of actual shares issued by the Company.

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Nevertheless, the total amount of Phantom Shares to be granted to the members of the Board of Officers is 1,989,465, representing 0.1473% of the total amount of shares issued by the Company as of this date, which amount was defined considering the average price of the shares issued by the Company in the last 20 trading days prior to June 1, 2023.

(d)         maximum number of options to be granted

Not applicable, since the grant of phantom shares does not provide for the grant of options.

(e)         conditions for the acquisition of shares

As mentioned above, the Phantom Shares shall be subject to a 3-year cliff and a total vesting period of 5 years, with the following vesting schedule: 20% in the 3rd year, 20% in the 4th year, and 60% in the 5th year.

Furthermore, the right to the phantom shares shall be subject to the following conditions: (i) 50% of the grant shall be conditioned only upon the Officers’ continued presence in the Company, with the objective of retaining the executives, and (ii) 50% of the grant shall be subject to the achievement of performance indicators. The performance indicators will consist of ESG metrics (disabled people, renewable energy matrix, and women in leadership), with a weight of 30%, and the Operational Cash Flow indicator as a percentage of net revenue, with a weight of 70%.

(f)          criteria for establishing the acquisition or exercise price

Not applicable.

(g)         criteria for fixing the term for acquisition or exercise

As mentioned above, the Phantom Shares shall be subject to a 3-year cliff and a total vesting period of 5 years, with the following vesting schedule: 20% in the 3rd year, 20% in the 4th year, and 60% in the 5th year.

(h)         settlement method

Cash settlement.

(i)          restrictions on the transfer of shares

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Not applicable, given the Plan provides for cash settlement.

(j)          criteria and events that, when verified, shall cause the suspension, alteration or termination of the plan

Not applicable, since the grant has not been carried out yet and its terms and conditions shall be established by the Board of Directors in due time.

(k)         effects of the departure of the manager from the issuer's management bodies on his rights as provided for in the share-based compensation plan

Not applicable, since the grant has not been carried out yet and its terms and conditions shall be established by the Board of Directors in due time.

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8.5.      Share-based compensation in the form of stock options accounted for in the financial statements of the last 3 fiscal Years and expected for the current fiscal year for the Board of Directors and the Board of Officers

Share-based compensation planned for the 2023 fiscal year:

	Board of Directors	Board of Officers
Total number of members	n/a	n/a
Number of compensated members	n/a	n/a
Average exercise price	n/a	n/a
(i) Options in effect in the beginning of the fiscal year	n/a	n/a
(ii) Options expired during the fiscal year	n/a	n/a
(iii) Options exercised during the fiscal year	n/a	n/a
Potential dilution in the event of exercise of all options currently in effect	n/a	n/a

Share-based compensation – fiscal year ended 2022:

	Board of Directors	Board of Officers
Total number of members	9.00	5.00
Number of compensated members	7.83	5.00
Average exercise price	6.01	6.01
(i) Options in effect (opções em aberto) in the beginning of the fiscal year	6.70	6.70
(ii) Options expired during the fiscal year	n/a	n/a
(iii) Options exercised during the fiscal year	n/a	n/a
Potential dilution in the event of exercise of all options currently in effect	0.00%	0.00%

Share-based compensation – fiscal year ended 2021:

	Board of Directors	Board of Officers
Total number of members	9.00	4.83
Number of compensated members	8.00	4.83
Average exercise price
(i) Options in effect (opções em aberto) in the beginning of the fiscal year	n/a	n/a
(ii) Options expired during the fiscal year	n/a	n/a
(iii) Options exercised during the fiscal year	n/a	n/a
Potential dilution in the event of exercise of all options currently in effect	n/a	n/a

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Share-based compensation – fiscal year ended 2020:

	Board of Directors	Board of Officers
Total number of members	n/a	4.00
Number of compensated members	n/a	4.00
Average exercise price
(i) Options in effect (opções em aberto) in the beginning of the fiscal year	n/a	31.55
(ii) Options expired during the fiscal year	n/a	n/a
(iii) Options exercised during the fiscal year	n/a	28.40
Potential dilution in the event of exercise of all options currently in effect	n/a	0.10%

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8.6.      Stock Option granted in the last 3 fiscal years and approved to be granted in the current fiscal year, to the Board of Directors and Board of Officers

There was no option granted in the fiscal year ended December 31, 2020. Below are the grants made in the fiscal years ending December 31, 2022 and 2021. For fiscal year 2023 there will be no new option grants or phantom stock option grants.

Fiscal year ended December 31, 2022:

B9 Series:

Sendas Distribuidora S.A.	Board of Directors	Board of Officers
Total number of members	9.00	5.00
Number of compensated members	7.83	5.00
Grant date	05/31/2022	05/31/2022
Total options granted	276,891	820,825
Vesting period	06/01/2025	06/01/2025
Exercise period	11/30/2025	11/30/2025
Restriction period for the transfer of shares related to the options	n/a	n/a
Fair value of the options on the grant date	BRL 15.27	BRL 15.27
Multiplication of the total number of granted shares by the fair value of the options on the grant date	BRL 4,228,125.57	BRL 12,533,997.75

C9 Series:

Sendas Distribuidora S.A.	Board of Directors	Board of Officers
Total number of members	9	5.00
Number of compensated members	7.83	5.00
Grant date	05/31/2022	05/31/2022
Total options granted	37,274	820,825
Vesting period	06/01/2025	06/01/2025
Exercise period	11/30/2025	11/30/2025
Restriction period for the transfer of shares related to the options	180 days	180 days
Fair value of the options on the grant date	BRL 7.35	BRL 7.35
Multiplication of the total number of granted shares by the fair value of the options on the grant date	BRL 2,035,148.85	BRL 6,033,063.75

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Fiscal year ended December 31, 2021:

B8 Series:

Sendas Distribuidora S.A.	Board of Directors	Board of Officers
Total number of members	n/a	4.83
Number of compensated members	n/a	4.83
Grant date	n/a	05/31/2021
Total options granted	n/a	88,600
Vesting period	n/a	05/31/2024
Exercise period	n/a	11/30/2024
Restriction period for the transfer of shares related to the options	n/a	n/a
Fair value of the options on the grant date	n/a	BRL 17.21
Multiplication of the total number of granted shares by the fair value of the options on the grant date	n/a	BRL 1,524,806.00

C8 Series:

Sendas Distribuidora S.A.	Board of Directors	Board of Officers
Total number of members	n/a	4.83
Number of compensated members	n/a	4.83
Grant date	n/a	31/05/2021
Total options granted	n/a	88,600
Vesting period	n/a	31/05/2024
Exercise period	n/a	30/11/2024
Restriction period for the transfer of shares related to the options	n/a	180 days
Fair value of the options on the grant date	n/a	BRL 7.69
Multiplication of the total number of granted shares by the fair value of the options on the grant date	n/a	BRL 681,334.00

B7 Series:

Companhia Brasileira de Distribuição	Board of Directors	Board of Officers
Total number of members	n/a	4.00
Number of compensated members	n/a	4.00
Grant date	n/a	05/31/2020
Total options granted	n/a	52,475
Vesting period	n/a	05/31/2023
Exercise period	n/a	11/30/2023
Restriction period for the transfer of shares related to the options	n/a	n/a
Fair value of the options on the grant date	n/a	BRL 20.78
Multiplication of the total number of granted shares by the fair value of the options on the grant date	n/a	BRL 1,090,430.50

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C7 Series:

Companhia Brasileira de Distribuição	Board of Directors	Board of Officers
Total number of members	n/a	4.00
Number of compensated members	n/a	4.00
Grant date	n/a	05/31/2020
Total options granted	n/a	52,475
Vesting period	n/a	05/31/2023
Exercise period	n/a	11/30/2023
Restriction period for the transfer of shares related to the options	n/a	180 days
Fair value of the options on the grant date	n/a	BRL 10,43
Multiplication of the total number of granted shares by the fair value of the options on the grant date	n/a	BRL 547,314.25

B6 Series:

Companhia Brasileira de Distribuição	Board of Directors	Board of Officers
Total number of members	n/a	4.00
Number of compensated members	n/a	4.00
Grant date	n/a	05/31/2019
Total options granted	n/a	43,528
Vesting period	n/a	05/31/2022
Exercise period	n/a	11/30/2022
Restriction period for the transfer of shares related to the options	n/a	n/a
Fair value of the options on the grant date	n/a	BRL 82.39
Multiplication of the total number of granted shares by the fair value of the options on the grant date	n/a	BRL 3,586,271.92

C6 Series:

Companhia Brasileira de Distribuição	Board of Directors	Board of Officers
Total number of members	n/a	4.00
Number of compensated members	n/a	4.00
Grant date	n/a	05/31/2019
Total options granted	n/a	43,528
Vesting period	n/a	05/31/2022
Exercise period	n/a	11/30/2022
Restriction period for the transfer of shares related to the options	n/a	180 days
Fair value of the options on the grant date	n/a	BRL 31.50
Multiplication of the total number of granted shares by the fair value of the options on the grant date	n/a	BRL 1,371.,32.00

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8.7.      Open Options of the Board of Directors and Board of Officers at the end of the last fiscal year

Open Options at the end of the last fiscal year regarding the grant from May 31, 2022 – B9 Series

	Board of Directors	Board of Officers
Total number of members	9.00	5.00
Number of paid members	7.83	5.00
Regarding the option that are not exercisable yet
Amount	276,891	820,825
Date on which they will become exercisable	06/012025	06/012025
Maximum period for exercising the options	11/302025	11/202025
Restriction period for the transfer of shares	N/A	N/A
Weighted average price of the exercise	0.01	0.01
Fair value of the option on the last day of the fiscal year	15.66	15.66
Regarding the option that are exercisable
Amount	N/A	N/A
Date on which they will become exercisable	N/A	N/A
Maximum period for exercising the options	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Weighted average price of the exercise	N/A	N/A
Fair value of the option on the last day of the fiscal year	N/A	N/A

74

Open Options at the end of the last fiscal year regarding the grant from May 31, 2022 –C9 Series

	Board of Directors	Board of Officers
Total number of members	9.00	5.00
Number of paid members	7.83	5.00
Regarding the option that are not exercisable yet
Amount	37,274	820,825
Date on which they will become exercisable	June 01, 2025	June 01, 2025
Maximum period for exercising the options	November 30,2025	November 30,2025
Restriction period for the transfer of shares	6 months	6 months
Weighted average price of the exercise	12.53	12.53
Fair value of the option on the last day of the fiscal year	15.66	15.66
Regarding the option that are exercisable
Amount	N/A	N/A
Date on which they will become exercisable	N/A	N/A
Maximum period for exercising the options	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Weighted average price of the exercise	N/A	N/A
Fair value of the option on the last day of the fiscal year	N/A	N/A

75

Open Options at the end of the last fiscal year regarding the grant from May 31, 2021 –B8 Series

	Board of Directors	Board of Officers
Total number of members	0.00	5.00
Number of paid members	0.00	5.00
Regarding the option that are not exercisable yet
Amount	0.00	88,600
Date on which they will become exercisable	N/A	June 01, 2024
Maximum period for exercising the options	N/A	November 30, 2024
Restriction period for the transfer of shares	N/A	N/A
Weighted average price of the exercise	N/A	0.01
Fair value of the option on the last day of the fiscal year	N/A	17.18
Regarding the option that are exercisable
Amount	N/A
Date on which they will become exercisable	N/A	N/A
Maximum period for exercising the options	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Weighted average price of the exercise	N/A	N/A
Fair value of the option on the last day of the fiscal year	N/A	N/A

76

Open Options at the end of the last fiscal year regarding the grant from May 31, 2021 –C8 Series

	Board of Directors	Board of Officers
Total number of members	0.00	5.00
Number of paid members	0.00	5.00
Regarding the option that are not exercisable yet
Amount	0.00	88,600
Date on which they will become exercisable	N/A	06/012024
Maximum period for exercising the options	N/A	11/30 2024
Restriction period for the transfer of shares	N/A	6 months
Weighted average price of the exercise	N/A	13.39
Fair value of the option on the last day of the fiscal year	N/A	17.18
Regarding the option that are exercisable
Amount	N/A	N/A
Date on which they will become exercisable	N/A	N/A
Maximum period for exercising the options	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Weighted average price of the exercise	N/A	N/A
Fair value of the option on the last day of the fiscal year	N/A	N/A

77

Open Options at the end of the last fiscal year regarding the grant from May 31, 2021 –B7 Series

	Board of Directors	Board of Officers
Total number of members	0.00	5.00
Number of paid members	0.00	5.00
Regarding the option that are not exercisable yet
Amount	0.00	52,475
Date on which they will become exercisable	N/A	06/012023
Maximum period for exercising the options	N/A	11/302023
Restriction period for the transfer of shares	N/A	N/A
Weighted average price of the exercise	N/A	0.01
Fair value of the option on the last day of the fiscal year	N/A	75.68
Regarding the option that are exercisable
Amount	N/A	N/A
Date on which they will become exercisable	N/A	N/A
Maximum period for exercising the options	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Weighted average price of the exercise	N/A	N/A
Fair value of the option on the last day of the fiscal year	N/A	N/A

78

Open Options at the end of the last fiscal year regarding the grant from May 31, 2020 –C7 Series

	Board of Directors	Board of Officers
Total number of members	0.00	5.00
Total number of members	0.00	5.00
Regarding the option that are not exercisable yet
Amount	0.00	52,475
Date on which they will become exercisable	N/A	06/012023
Maximum period for exercising the options	N/A	11/302023
Restriction period for the transfer of shares	N/A	6 months
Weighted average price of the exercise	N/A	60.54
Fair value of the option on the last day of the fiscal year	N/A	75.68
Regarding the option that are exercisable
Amount	N/A	N/A
Date on which they will become exercisable	N/A	N/A
Maximum period for exercising the options	N/A	N/A
Restriction period for the transfer of shares	N/A	N/A
Weighted average price of the exercise	N/A	N/A
Fair value of the option on the last day of the fiscal year	N/A	N/A

79

8.8.      Exercised Options Regarding the Share Based Compensation of the Board of Directors and Board of Officers in the last 3 fiscal years

Below are the options exercised by GPA and the Company or the members of the Company’s Board of Directors and Board of Officers in 2020, 2021 and 2022.

The shares regarding the exercise of the stock option of GPA and ASSAÍ are delivered on the date of the respective exercise and each option gives the right to one share. Accordingly, there is no differentiation between the options exercised and the shares delivered in the years 2020, 2021 and 2022.

Exercised Option – fiscal year ended December 31, 2022
	Board of Directors C6 Series (ASSAI)	Board of Officers C6 Series (ASSAI)	Board of Directors C6 Series (GPA)	Board of Officers C6 Series (GPA)	Board of Directors B6 Series (ASSAI)	Board of Officers B6 Series (ASSAI)	Board of Directors B6 Series (GPA)	Board of Officers B6 Series (GPA)
Total number of members	N/A	4.00	N/A	4.00	9.00	4.00	N/A	4.00
Total number of members	N/A	4.00	N/A	4.00	8.00	4.00	N/A	4.00
Number of shares	N/A	203,385	N/A	5,054	575,390	203,385	N/A	40,677
Weighted average price of the exercise	N/A	10.65	N/A	17.39	0.01	0.01	N/A	0.01
Weighted average market price of shares related to exercised options	N/A	15.67	N/A	18.03	15.67	15.67	N/A	18.55
Multiplication of the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares related to the options exercised	N/A	BRL 1,020,992.70	N/A	BRL 3,234.56	BRL 9,010,607.40	BRL 3,185,009.10	N/A	BRL 753,948.20

80

Exercised Option – fiscal year ended December 31, 2021
	Board of Directors B5 Series (GPA)	Board of Officers B5 Series (GPA)	Board of Directors C5 Series (GPA)	Board of Officers C5 Series (GPA)
Total number of members	N/A	4.00	N/A	4.00
Total number of members	N/A	4.00	N/A	4.00
Number of shares	N/A	41,673	N/A	41,673
Weighted average price of the exercise	N/A	0.01	N/A	62.61
Weighted average market price of shares related to exercised options	N/A	N/A	N/A	N/A
Multiplication of the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares related to the options exercised	N/A	N/A	N/A	N/A

81

Exercised Option – fiscal year ended December 31, 2020
	Board of Directors B4 Series (GPA)	Board of Officers B4 Series (GPA)	Board of Directors C4 Series (GPA)	Board of Officers C4 (GPA)
Total number of members	N/A	4.00	N/A	4.00
Total number of members	N/A	4.00	N/A	4.00
Number of shares	N/A	45.320	N/A	45.320
Weighted average price of the exercise	N/A	0,01	N/A	56,78
Weighted average market price of shares related to exercised options	N/A	N/A	N/A	N/A
Multiplication of the total number of options exercised by the difference between the weighted average exercise price and the weighted average market price of the shares related to the options exercised	N/A	N/A	N/A	N/A

82

8.9.      Share-based compensation, in the form of shares to be delivered directly to the beneficiaries, accounted for in the financial statements of the last 3 fiscal years and in forecasted for the current fiscal year, of the Board of Directors and Board of Officers

For the last three fiscal years ending December 31, 2022, 2021 and 2020, the Company had no share-based compensation in the form of shares to be delivered directly to the beneficiaries.

For fiscal year 2023, even though the Company does not have a share-based compensation plan, with settlement in shares, pursuant to item 8.4 above, the Company intends to grant phantom shares to the Officers:

Body	Board of Directors	Board of Officers
Total number of members	0.00	5.00
Number of compensated members	0.00	5.00
Potential dilution in case all shares are granted to beneficiaries	N/A	N/A

8.10.   Granting of Shares carried out in the last 3 fiscal years and expected for the current fiscal year of the Board of Directors and Board of Officers

In the last three fiscal years, as of December 31, 2022, 2021 and 2020, the Company had no share-based compensation in the form of the delivery of shares directly to the beneficiaries.

For fiscal year 2023, although the Company does not have a share-based compensation plan, with settlement in shares, pursuant to item 8.4 above, the Company intends to grant phantom shares to the Officers:

	Board of Directors	Board of Officers
Total number of members	0.00	5.00
Number of compensated members	0.00	5.00
Grant date	N/A	N/A
Total shares granted	N/A	1,989,465

83

Maximum term for delivery of the actions	N/A	5 years
Restriction period for the transfer of shares	N/A	N/A
Fair value of the options at grant	N/A	2,700,887.00
Multiplication of the number of shares granted by the fair value of the shares on the grant date	N/A	22,660,006.00

84

8.11.   Shares Delivered Regarding the Share-Based Compensation of the Board of Directors and Board of Officers

This item is not applicable, considering that there is no share-based compensation plan, in the form of delivery of shares directly to beneficiaries accredited in the last 3 fiscal years. Likewise, in relation to the grant of Phantom Shares to be made in 2023, there will be no settlement (in cash) of the Phantom Shares in 2023.

85

8.12.   Required Information for Comprehension of the Data Disclosed in Items 8.5 to 8.11

a.	pricing model

The fair value of each option granted is estimated at the grant date using the Black-Scholes-Merton option pricing model.

b.       data and assumptions used in the pricing model, including weighted average share price, strike price, expected volatility, option term, expected dividends and risk-free interest rate

The fair value of each option granted is estimated on the grant date using the Black-Scholes-Merton option pricing model, considering the following assumptions regarding the options in force in 2022. Considers the 1:5 share split approved on August 11, 2021.

On the grant date
Weighted average price of shares (per share), according to the average value of the last 20 trading sessions in relation to the grant date	B6 Series: BRL 88.27
C6 Series: BRL 88.27
B7 Series: BRL 75.68
C7 Series: BRL 75.68
B8 Series: BRL 17.18 (Sendas)
C8 Series: BRL 17.18 (Sendas)
B9 Series: BRL 15.66 (Sendas)
C9 Series: BRL 15.66 (Sendas)

86

Strike Price	B6 Series: BRL 0.01
C6 Series: BRL 70.62
B7 Series: BRL 0.01
C7 Series: BRL 60.54
B8 Series: BRL 0.01 (Sendas)
C8 Series: BRL 13.39 (Sendas)
B9 Series: BRL 0.01 (Sendas)
C9 Series: BRL 12.53 (Sendas)
Expected updated volatility	37.29%
Options term	3 years
Expected dividends	1.20%
Risk free interest rate	12.18%
Fair value of the option on the grant date (per option)	According to item 8.7 above

c.       method used and assumptions made to incorporate the expected effects of early exercise

Early exercise due to involuntary termination, death or disability of the beneficiary, as well as due to corporate events, are not considered for the purposes of pricing the options.

The Company adopts the assumption that the options will be exercised from the moment they become exercisable. Thus, the term of the options adopted in the calculations is 3 years, according to the grant series and corresponding grace periods.

d.       form of determining the expected volatility

To calculate the expected volatility, the standard deviation of the natural logarithms of historical daily variations in the price of shares issued by the Company was considered, according to the term of effectiveness of the options.

e.       other attributes incorporated in measuring the fair value of options

There are no additional attributes to inform in this item.

87

8.13.   Participation in companies: inform the number of shares, quotas and other securities convertible into shares or quotas, issued, in Brazil or abroad, by the issuer, its direct or indirect controllers, controlled companies or companies under common control, held by members of the board of directors, the board of officers or the fiscal council, grouped by body.

On the date of this Reference Form, members of the Company's board of directors and officers held, directly or indirectly, the following equity interests in the Company:

Company	Board of Directors	Board of Officers	Fiscal Council
Company	1,279,472	1,538,654	0

Note: The equity interests of members of the board of directors who are also members of the board of officers were computed in the board of directors.

88

8.14.   Information on Pension Plans Granted to Members of the Board of Directors and Board of Officers

Below is the information regarding the private pension plans in effect and granted to the Company's management members:

	Board of Directors	Board of Officers
Number of members	n/a	5.00
Number of compensated members[1]	n/a	5.00
Plan name	Assaí Private Pension Plan, with Brasilprev Seguros e Previdência S.A. (Plano de Previdência Privada Assaí, com a Brasilprev Seguros e Previdência S.A.)
Number of officers/directors who meet the conditions to retire	None
Conditions for early retirement

- Be at least 60 years old;

- Have at least 10 years of employment with the Company;

- Have at least 5 years of contribution to the Pension Plan; and

- Having the relationship with the Company terminated.

Updated value of accumulated contributions in the pension plan until the end of the last fiscal year, discounting the portion related to contributions made directly by directors/officers (in BRL)	BRL 1,101,853.38
Total accumulated value of contributions made during the last fiscal year, discounting the portion related to contributions made directly by directors/officers (in BRL)	BRL 254,591.40
Possibility and conditions for early redemption:

Early redemption is possible, in the event of the beneficiary leaving the Company. Regarding the redemption of contributions made by the Company, the balance of the reserve will be released according to the following proportion:

- No redemption, if you have contributed for less than 4 years;

- Redemption of 50% of the balance, if you have contributed for 4 to 5 years; and

- Redemption of 100% of the balance, if you have contributed for more than 5 years.

Exclusively for the cases of Officers, 100% of the reserve will be released at the end of the respective mandate.

1 The number of members of the Board of Officers who are compensated with private pension plans, informed in the table above, corresponds to the annual average of the number of Officers compensated monthly.

89

8.15.   Minimum, maximum and average compensation: in the form of a table, indicate, for the last 3 fiscal years, in relation to the board of directors, the board of officers and the fiscal council

	Board of Officers			Board of Directors			Fiscal Council
	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020	12/31/2022	12/31/2021	12/31/2020
Number of Members	5.00	4.83	4.00	9.00	9.00	0.00	3.00	3.00	0.00
Number of compesated Members	5.00	4.83	4.00	7.83	8.00	0.00	3.00	3.00	0.00
Value of the highest compensation (in BRL)	32,376,846.90	20,857,461.14	14,973,432.67	8,417,984.42	13,604,484.68	0.00	187,200.00	124,800.00	0.00
Value of the lowest compensation (in BRL)	1,681,732.92	2,651,300.39	1,879,899.93	216,000.00	216,000.00	0.00	165,600.00	96,140.21	0.00
Average compensation value (in BRL)	11,822,958.40	8,209,819.65	6,216,783.55	4,577,179.56	4.235,825.16	0.00	194,727.00	110,446.73	0.00

Remark

Board of Officers
12/31/2022

The minimum, average and maximum compensation calculations excluded officers who held the position for less than 12 months.

Higher value includes funds related to fees, vacation, 13th salary and return from vacation.

Permanence in the position of the member with the highest compensation: 12 months.

12/31/2021

The minimum, average and maximum compensation calculations excluded officers who held the position for less than 12 months.

Higher value includes funds related to fees, vacation, 13th salary and return from vacation.

Permanence in the position of the member with the highest compensation: 12 months.

12/31/2020

The minimum, average and maximum compensation calculations excluded officers who held the position for less than 12 months.

Higher value includes funds related to fees, vacation, 13th salary and return from vacation.

Permanence in the position of the member with the highest compensation: 12 months.

90

Board of Directors
12/31/2022

The minimum, average and maximum compensation calculations excluded directors who held the position for less than 12 months.

Higher value includes funds related to fees, vacation, 13th salary and return from vacation.

Permanence in the position of the member with the highest compensation: 12 months.

12/31/2021

Considering that all members of the Board of Directors held the position for less than 12 months, the amount of the lowest individual annual compensation was calculated considering the compensation effectively accounted for in the financial statements for the fiscal year.

Higher value includes funds related to fees, vacation, 13th salary and return from vacation.

Permanence in the position of the member with the highest compensation: 12 months.

12/31/2020	The Company did not have a Board of Directors in the 2020 fiscal year.

Fiscal Council
12/31/2022

The minimum, average and maximum compensation calculations excluded members of the Fiscal Council who held the position for less than 12 months.

Higher value includes funds related to fees, vacation, 13th salary and return from vacation.

Permanence in the position of the member with the highest compensation: 12 months.

12/31/2021

The minimum, average and maximum compensation calculations excluded members of the Fiscal Council who held the position for less than 12 months.

Higher value includes funds related to fees, vacation, 13th salary and return from vacation.

Permanence in the position of the member with the highest compensation: 12 months.

12/31/2020	The Company did not have a Fiscal Council installed in 2020.

91

8.16.   Compensation or indemnification mechanisms for managers in the event of removal from office or retirement

On the date of this Reference Form, the Company did not have contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms for the Company’s managers in the event of removal from office or retirement.

8.17.   Percentage of the total compensation of each body accounted for in the Company’s financial statements for members of the Board of Directors, the Board of Officers and the Fiscal Council that are related parties to the direct or indirect controllers, in relation to the last 3 fiscal years and the forecast for the current fiscal year

No compensation was accounted for in the Company’s financial statements for members of the Board of Directors, the Board of Officers and the Fiscal Council who are related parties to the Company’s direct or indirect controllers in the 2022, 2021 and 2020 fiscal years and there is no forecast for the current fiscal year.

92

8.18.   Amounts accounted for in the Company’s financial statements as compensation for members of the Board of Directors, Board of Officers, or the Fiscal Council, for any reason other than the function they hold, such as, for example, commissions and consulting or advisory services, in relation to the last 3 fiscal years and the forecast for the current fiscal year

No amounts were accounted for in the Company's financial statements as compensation for Managers and members of the Fiscal Council, grouped by body, received for any reason other than for their position in the Company, in the last three fiscal years, and no provision has been made for the current fiscal year.

93

8.19.   Amounts accounted for in the financial statements of other companies: in relation to the past three fiscal years and the forecast for the current fiscal year, please indicate the amounts accounted for in the financial statements of direct or indirect controlling shareholders, of companies under common control and the issuer's subsidiaries, as compensation of members of the issuer's Board of Directors, Board of Officers or Fiscal Council, grouped per body, specifying the reason why such amounts were attributed to these individuals

No amounts were accounted for in the fiscal years ending in 2022, 2021 and 2020, by direct or indirect controlling shareholders, companies under common control and/or subsidiaries of the Company as compensation for members of the Board of Directors and the Board of Officers of the Company. Moreover, there is no forecast in this regard for the current fiscal year, since the Managers and members of the Company's fiscal council, when installed, do not receive any compensation due to any reason other than the position they occupy.

94

8.20.   Other Relevant Information

The Company informs that the amount of payroll charges due on management compensation proposed for 2023 is BRL 4,802,981.00.

95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.